   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1999



                                                      REGISTRATION NO. 333-72071

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               INVIVO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                         77-0115161
(STATE OR OTHER JURISDICTION OF           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)         IDENTIFICATION NO.)

                            4900 HOPYARD ROAD, #210
                          PLEASANTON, CALIFORNIA 94588
                                 (925) 468-7600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                JAMES B. HAWKINS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               INVIVO CORPORATION
                            4900 HOPYARD ROAD, #210
                          PLEASANTON, CALIFORNIA 94588
                                 (925) 468-7600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

            DANIEL J. WINNIKE, ESQ.                           FAYE H. RUSSELL, ESQ.
              JOHN E. STONER, ESQ.                         MICHAEL A. BARMETTLER, ESQ.
       HOWARD, RICE, NEMEROVSKI, CANADY,                 BROBECK, PHLEGER & HARRISON LLP
                 FALK & RABKIN                                  550 WEST C STREET
           A PROFESSIONAL CORPORATION                               SUITE 1300
             1755 EMBARCADERO ROAD                         SAN DIEGO, CALIFORNIA 92101
          PALO ALTO, CALIFORNIA 94303                             (619) 234-1966
                 (650) 842-8500

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 17, 1999


PROSPECTUS

                                 [INVIVO LOGO]

                            ------------------------

                        1,050,000 SHARES OF COMMON STOCK

                            ------------------------


Invivo Corporation is offering 850,000 shares of its common stock and the selling stockholder is selling an additional 200,000 shares of common stock. Invivo Corporation is traded on the Nasdaq National Market under the symbol "SAFE." The last reported sale price of the common stock on the Nasdaq National Market on February 9, 1999 was $16.875 per share.

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                            ------------------------

                       THE OFFERING                          PER SHARE    TOTAL
                       ------------                          ---------   --------
Public Offering Price......................................
Underwriting Discounts and Commissions.....................
Proceeds to Invivo.........................................
Proceeds to the Selling Stockholder........................

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON STOCK OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Invivo has granted the underwriters a 45-day option to purchase up to an additional 107,500 shares of common stock to cover over-allotments. One of our other stockholders (not the selling stockholder) has also granted the underwriters a 45-day option to purchase up to 50,000 shares of common stock to cover over-allotments. We will not receive any proceeds from the selling stockholder selling shares in the offering or the other stockholder selling shares to cover over-allotments.

                            ------------------------

    CRUTTENDEN ROTH                                GERARD KLAUER MATTISON
I N C O R P O R A T E D                                  & CO., INC.

               THE DATE OF THIS PROSPECTUS IS              , 1999

Inside Front Cover: Pictures arranged within four boxes linked to a depiction of a hospital illustrating the different settings within the hospital for our patient monitoring products.

Box #1 (Upper left hand corner)
Caption: "The Omni-Trak 3150 in the MRI room"
Description: A nurse with child ready to be placed in an MRI scanner with the Omni-Trak 3150 patient monitoring system located nearby.

Box #2 (Upper right hand corner)
Caption: "The Omni-Trak 3150 provides for remote viewing."
Description: A nurse in a control room of an MRI suite viewing the Millennia component of the Omni-Trak 3150 illustrating the radio transmission feature that allows the nurse to be outside the MRI room. The Omni-Trak 3150 mobile unit can be seen in the background next to the MRI scanner.

Box #3 (Lower left hand corner)
Caption: "The Millennia used during patient transport"
Description: A patient being transported on a gurney with a Millennia monitor attached to the patient illustrating the unit's portability feature.

Box #4 (Lower right hand corner)
Caption: "The Millennia used in the recovery room"
Description: A physician examining an unconscious patient's vital signs with the Millennia monitor in a recovery room.

The caption below the artwork will read as follows: "Health care providers use Invivo's products in a number of medical settings within the hospital and stand-alone imaging centers."

                               [INSERT GRAPHICS]

                         ------------------------------

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Prospectus Summary..............    4
Risk Factors....................    8
Use of Proceeds.................   17
Price Range of Common Stock.....   17
Dividend Policy.................   18
Capitalization..................   19
Selected Financial Data.........   20
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   21
Business........................   30

                                  PAGE
                                  ----
Directors and Management........   39
Selling Stockholder.............   40
Description of Capital Stock....   41
Shares Eligible for Future
  Sale..........................   42
Underwriting....................   43
Legal Matters...................   45
Experts.........................   45
Incorporation of Certain
  Information by Reference......   45
Additional Information..........   46
Index to Financial Statements...  F-1

                      NOTES TO READERS OF THIS PROSPECTUS

     We were incorporated in 1986 in Delaware. When we refer to "us," "we," "our," "the Company" and "Invivo" in this prospectus, we mean Invivo Corporation and its consolidated subsidiaries. Our executive offices are located at 4900 Hopyard Road, #210, Pleasanton, California 94588. Our telephone number at that location is (925)468-7600. Information contained on our websites does not constitute part of this prospectus.

     This offering is for 1,050,000 shares. However, the underwriters have a 45-day option to purchase up to a total of 157,500 additional shares from us and from one of our other stockholders (not the selling stockholder) to cover over-allotments. Some of the disclosures in this prospectus would be different if the underwriters exercise the option. Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise the option.

     Millennia(R) is a registered trademark of Invivo. Centurion(TM), Invivo(TM), Invivo Research(TM), Lumidor(TM), MicroMax(TM), Omni-Trak(TM), quickTemp(TM) and UniMax(TM) are trademarks of Invivo. Each other trademark, trade name or service mark appearing in this prospectus belongs to its holder.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This prospectus (including the documents incorporated by reference in this prospectus) may contain forward-looking statements regarding our plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:


     - our intention to further penetrate the broad patient monitoring market

     - the anticipated growth in medical applications of MRI equipment

     - our ability to carry out our strategy

     - our success in developing new or enhanced products to take advantage of market opportunities or to respond to competition

     - our ability to complete any future acquisitions of products or businesses

     - our achieving year 2000 compliance or the impact on us of any third party's year 2000 compliance

     - our belief that patient monitors will become an integral component of MRI equipment

Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.

                               PROSPECTUS SUMMARY

     This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements.


Business:                Invivo Corporation designs, manufactures and markets
                         monitoring systems that measure and display vital signs of patients in medical settings. Our systems simultaneously monitor heart function, respiration, heart rate, blood oxygen levels, invasive and non-invasive blood pressure and exhaled carbon dioxide levels. Our systems are used in various hospital settings, including radiology units, operating rooms, emergency rooms, critical care units, post-anesthesia care units and delivery rooms, and in stand-alone imaging centers. Our patient monitoring business has been the key factor contributing to our six sequential quarters of revenue and net income growth.


                         In addition to our patient monitoring business, we offer a line of safety and industrial instrumentation products. While these products are not our primary focus, they historically have provided a stable source of revenue and cash flow.


MRI Patient
Monitoring:              We believe we are the world's leading provider of
                         equipment for monitoring patient vital signs during magnetic resonance imaging. MRI is a non-invasive diagnostic tool that uses magnetic fields and radio frequencies to produce images of internal organs and structures of the human body. The MRI environment presents unique challenges for patient monitoring. A monitor must not interfere with the MRI in a manner that degrades the image. In addition, the monitor signal must be protected from the MRI's magnetic field and radio frequencies in order to maintain the accurate performance of the monitor. Using our patented technologies and proprietary shielding techniques, we pioneered the first MRI patient monitoring system that overcame these challenges. We provide an integrated system that is convenient and easy to use. Customers can configure our product for both direct and remote viewing. Our latest product in the MRI patient monitoring market is the Omni-Trak 3150.


                         With our patient monitoring capabilities, hospitals are now able to safely and accurately perform MRI scans on critically ill patients, patients under anesthesia and children or claustrophobic patients who require sedation. We believe that about 1,500 new MRI units were placed worldwide in 1998 and that the MRI marketplace will continue to grow as new uses for MRI are developed. As such, we believe the need for MRI patient monitors will continue to expand.

                         We have established relationships with most of the world's largest MRI equipment manufacturers. We presently maintain distribution agreements or other OEM vendor relationships with Siemens A.G. Medical Engineering Group, Philips Medical Systems, Hitachi Medical Corporation, GE Medical Systems and Elscint, Ltd. We estimate that GE Medical, Siemens Medical and Philips Medical together control over 70% of the worldwide MRI equipment market. We continue to work with MRI equipment manufacturers to develop additional customized features.



General Patient
Monitoring:              Based on our reputation in the MRI patient monitoring
                         field and our technological expertise, we have penetrated the highly competitive market for general patient monitoring systems. We estimate the worldwide market for patient monitoring products that measure multiple vital signs, including general and MRI patient monitoring, was approximately $1.5 billion in 1998.


                         The Millennia, our general patient monitor, is a portable, lightweight and compact multi-parameter monitor that provides space and transport flexibility. These features enable a hospital to maximize its use of the monitors because medical personnel can easily move them to new locations or patients. In addition, the Millennia features a large color display and user-friendly interface. We recently introduced an anesthetic agent identification and analysis module for the Millennia that we believe will allow us to further penetrate operating rooms and outpatient surgery centers. The Centurion, our central station monitor, networks Millennia patient monitors, allowing a single healthcare professional to monitor up to eight patients simultaneously.

Safety and Industrial
Instrumentation:         We also design, manufacture and market gas detection
                         and oxygen monitoring instrumentation and pressure and temperature sensing devices used in safety and industrial applications. Gas detection monitors are used for worker safety when toxic gases or low oxygen levels are suspected. The primary use of our oxygen monitoring products is for a self-contained breathing apparatus for firefighters and hazardous material clean-up workers. Our industrial instrumentation products target a wide range of companies in the automotive, food processing and pharmaceutical industries.

Strategy:                Our strategy includes the following key elements:

                         - exploit our leadership position in MRI patient
                           monitoring to grow with advances in MRI uses

                         - expand penetration of the Millennia product line

                         - acquire or develop additional medical products

                         - leverage the advantages provided by our dedicated
                           sales force

                         - continue to benefit from existing non-medical product
                           lines

                                  THE OFFERING


Common stock offered
  By Invivo.................................  850,000 shares
  By the selling stockholder................  200,000 shares
Common stock to be outstanding after the
  offering..................................  4,138,268 shares
Use of proceeds.............................  Working capital and general corporate purposes, including research and
                                              experimental expenses and future
                                              acquisitions, final payment of an earn-out
                                              to former stockholders of our medical
                                              device subsidiary, including one of our
                                              directors, and repayment of outstanding
                                              debt. Please see "Use of Proceeds."
Nasdaq National Market Symbol...............  "SAFE"

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  SIX MONTHS ENDED
                                  FISCAL YEAR ENDED JUNE 30,        DECEMBER 31,
                                  ---------------------------    ------------------
                                   1996      1997      1998       1997       1998
                                  -------   -------   -------    -------    -------
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Sales.........................  $31,391   $35,904   $40,651    $19,107    $23,411
  Net income....................  $ 2,472   $   316   $ 2,263    $ 1,003    $ 1,653
  Basic net income per common
     share......................  $   .77   $   .10   $   .69    $   .31    $   .50
  Weighted average common shares
     outstanding (basic)........    3,216     3,239     3,265      3,261      3,274
  Diluted net income per common
     share......................  $   .72   $   .09   $   .66    $   .30    $   .47
  Weighted average common shares
     outstanding (diluted)......    3,456     3,445     3,427      3,394      3,551


                                       JUNE 30,                  DECEMBER 31, 1998
                              ---------------------------    -------------------------
                               1996      1997      1998      ACTUAL     AS ADJUSTED(1)
                              -------   -------   -------    -------    --------------
CONSOLIDATED BALANCE SHEET
  DATA:
  Working capital...........  $ 7,490   $ 7,474   $ 9,364    $11,448       $23,862
  Total assets..............   22,204    26,612    30,195     31,101        41,195
  Long-term debt............      730     1,584     1,480      2,067         1,428
  Stockholders' equity......   15,276    15,815    18,168     19,981        33,033


---------------
(1) Adjusted to reflect the estimated net proceeds from the sale of 850,000 shares of our common stock at an assumed public offering price of $16.875 per share. Please see "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and other information in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

RISKS RELATING TO OUR BUSINESS

WE ARE DEPENDENT ON A CONCENTRATED LINE OF PRODUCTS


     Our future financial performance will be largely dependent on our patient monitor product line, which includes a limited number of products. We expect our recently introduced Omni-Trak 3150 MRI patient monitor and our Millennia portable patient monitor to have a substantial impact on revenue growth. In the MRI monitoring market, the success of our Omni-Trak 3150 is heavily dependent on the continued acceptance of MRI technology as a diagnostic tool. In the general patient monitoring market, our Millennia monitor is heavily dependent on our ability to penetrate an already competitive market.



     In addition, the recent consolidation in the medical care provider market has resulted in a number of very large purchasers of medical devices. These large purchasers typically prefer to establish relationships with medical device manufacturers that have broad and diverse product lines.


     The failure of our products to continue to gain market acceptance or an increase in the concentration of the medical care provider market could have a material adverse effect on our business and results of operations.

WE FACE INCREASED LEVELS OF COMPETITION


     We have encountered and will continue to encounter significant competition in the sale of our products. Our general patient monitoring competitors include a number of large multinational corporations. Some of these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In the MRI patient monitoring market, we have enjoyed a significant first-to-market advantage over our competitors. However, we are aware that some of our competitors have introduced products designed to compete with our MRI vital signs monitoring products. In addition, as the market for MRI vital signs monitoring products expands it may attract competitors with greater resources.


     Additionally, competition may increase if new companies enter our markets or if existing competitors expand their product lines or intensify efforts within existing product lines. The introduction of competitive products may result in a decrease in our market share and in a decrease in the prices at which we are able to sell our products. Our market share may also be adversely affected by increasing concentration in the medical care provider market. Any decrease in our market share or decrease in the prices at which we are able to sell our products could have a material adverse effect on our business and results of operations.

OUR FINANCIAL RESULTS MAY FLUCTUATE

     Our financial results may fluctuate significantly from period to period because of a variety of factors, many of which are beyond our control. These factors include:

     - increased competition

     - changes in our pricing policies and those of our competitors

     - changes in our operating expenses or capital expenditures

     - timing and market acceptance of new and upgraded product introductions by us and our competitors

     - seasonal fluctuations in the demand for our products

     - introduction of alternative technologies by us and our competitors

     - effect of potential acquisitions

     - other general economic factors

Fluctuations caused by these and other factors could have a material adverse effect on our business and results of operations.

WE ARE DEPENDENT ON CAPITAL SPENDING POLICIES AND GOVERNMENT FUNDING

     Capital spending trends by our medical device customers have a significant effect on the demand for our products. These customers include hospitals, stand-alone imaging centers, outpatient surgery centers, health care providers, government agencies and public and private research institutions. Their capital spending policies are based on a wide variety of factors, including:

     - the resources available to make purchases

     - the spending priorities among various types of equipment

     - public policy

     - the effects of different economic cycles

     Any decrease in capital spending by any of our customers that account for a significant portion of our sales could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO A SIGNIFICANT RISK OF NEW LAWS RELATED TO HEALTH CARE

     Changes in the law or new interpretations of existing laws may have a significant effect on our costs of doing business and the amount of reimbursement we receive from both government and third-party payors. In addition, economic forces, regulatory influences and political initiatives are subjecting the health care industry to fundamental changes. Health care reform proposals have been formulated by the current administration and by members of Congress. Federal, state and local government representatives are likely to continue to review and assess alternative health care delivery systems and payment methods. We expect ongoing public debate on these issues. Any of these efforts or reforms could have a material adverse affect on our business and results of operations.

OUR BUSINESS IS SUBJECT TO TECHNOLOGICAL CHANGE AND INTRODUCTION OF NEW PRODUCTS

     The markets for our products are characterized by technological change, evolving industry standards and new product introductions and enhancements. Many of our products and products under development are technologically innovative, and therefore require significant planning, design, development and testing. These activities require us to make significant capital commitments and investments. In addition, industry standards may change on short notice and new products and technologies may render our existing products and technologies uncompetitive. Additionally, the products that we are currently developing, and those that we develop in the future, may not be technologically feasible or accepted by the marketplace or they may not be completed in an acceptable time frame. Any increased capital investments or loss in sales due to technological change could have a material adverse effect on our business and results of operations.

WE CURRENTLY ARE INVOLVED IN A LEGAL PROCEEDING


     Our medical device subsidiary, Invivo Research, Inc., is one of two third-party defendants named in a lawsuit by Southern Nevada Surgical Center and Surgex Southern Nevada, Inc. in Nevada state court. The underlying action in this matter stems from an incident involving a surgical patient undergoing a procedure at the Southern Nevada Surgical Center. The patient suffered a serious permanent brain injury. A lawsuit was filed on behalf of the patient against the surgical center and the anesthesiologist who monitored the patient. A substantial settlement was made to the patient by the defendants in that action. Southern Nevada Surgical Center and Surgex are now seeking indemnity and contribution of approximately $14 million from the manufacturer of the anesthetic gas machine and Invivo Research, which manufactured the vital signs monitor used in the procedure. Southern Nevada Surgical Center and Surgex are alleging that both the anesthetic gas machine and the vital signs monitor were defective. This matter is scheduled to commence trial on June 6, 1999. Any judgment against us that exceeds the amount that our insurer is required to pay could have a material adverse effect on our business and results of operations.


WE MAY NOT BE ABLE TO ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS

     We may not be able to detect unauthorized use of or to take appropriate steps to enforce our intellectual property rights. We rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our technology, which provides only limited protection. The steps we have taken may not deter competitors from misappropriating our proprietary information. If we sued to enforce our rights, the resulting lawsuit would be expensive, would divert management resources and may not be adequate to protect our business. We also could be subject to claims alleging infringement of third-party intellectual property rights. In addition, we may be required to indemnify our distributors and customers for similar claims made against them. Any claims against us could require us to spend significant time and money in litigation, pay damages, develop non-infringing intellectual property or acquire licenses. Whether or not successful, such claims could seriously damage our reputation and our business. If successful, these claims could have a material adverse effect on our business and results of operations.

WE FACE INCREASED RISKS OF INTERNATIONAL OPERATIONS

     International sales have accounted for over 20% of our sales for each of the past three years and will likely increase over time. International sales are subject to a number of risks, including the following:

     - fluctuations in exchange rates may affect the demand for products and services we provide in foreign markets

     - adverse changes in local economic conditions, such as those recently occurring in Asian and South American countries, could depress the demand for our products

     - agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system

     - foreign customers may have longer payment cycles

     - foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs, or adopt other restrictions on foreign trade

     - U.S. export licenses may be difficult to obtain

     - the protection of intellectual property in foreign countries may be more difficult to enforce

Any of these factors could have a material adverse impact on our business and results of operations.

WE FACE PRODUCT LIABILITY AND PRODUCT RECALL RISKS

     With respect to all of our products, and particularly our medical devices, we face the risk of potentially large product liability claims. The malfunction or misuse of our products could potentially result in serious harm to a patient. In addition, we may be required to indemnify our distributors and customers for similar claims made against them.

     Claims could be made against us even if our products did not contribute to the injury that was sustained. Frequently, our products are used with products developed by other manufacturers. Even if our products are not the cause of the injury, we may not be able to prove that a claimant's injury was caused by some other product malfunction or human error.

     We have had product liability claims made against us in the past and may have further claims made against us in the future. While we are insured for certain product liability claims, not all claims will be covered and the level of our insurance may not be sufficient to protect us from the full amount of a successful claim. In addition, we may not be able to obtain adequate amounts of insurance at an acceptable cost. Claims made against us that are not insured, or that exceed the amount of our coverage, could have a material adverse effect on our business and results of operations.

     Similarly, our products are subject to the potential of being recalled by government agencies for actual or potential deficiencies or problems. Any such recall would likely be expensive and would have a material adverse effect on our business and results of operations.

WE MUST MANAGE OUR GROWTH EFFECTIVELY

     If we are unable to manage our growth effectively, which includes attracting and retaining additional qualified management, our business and results of operations could be adversely affected. Our strategy is to expand our product offerings through internal development and, if opportunities arise, through acquisitions. Our internal information systems, procedures and controls may not be adequate to support our operations as they expand. Any future growth will impose significant added responsibilities on our senior management, including the need to recruit and integrate new senior level managers and executives.

THE GOVERNMENT EXTENSIVELY REGULATES OUR BUSINESS AND WE MAY NOT RECEIVE ALL REGULATORY APPROVALS OR CLEARANCES WE NEED.

     Our medical devices are subject to extensive regulation by the FDA and, to varying degrees, by state and foreign regulatory agencies. The process to obtain FDA and other foreign and domestic clearances and regulatory approvals may be lengthy, expensive and uncertain. The time required to obtain approval for sale in foreign countries may be longer or shorter than that required for FDA clearance or approval and the requirements may differ. We may not be able to obtain necessary regulatory approvals or clearances in a timely manner or at all. Delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business and results of operations.

     We are required to manufacture our medical devices in compliance with FDA regulations regarding current good manufacturing practices in the U.S. and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with good manufacturing practices and other applicable regulatory requirements, such as reporting requirements, are monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries.

     If we do not comply with applicable regulatory requirements, including marketing products only for approved uses, we could be subject to fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant premarket clearance or premarket approval for products, withdrawal of approvals and criminal prosecution. In addition, changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of our products or result in increased regulatory costs. Furthermore, once clearance or approval is granted, subsequent modifications to the approved product or manufacturing process may require a new round of clearances or approvals, which could require substantial additional clinical data and FDA review.

     The manufacture, sale and use of our products are subject to regulation by other federal entities, such as OSHA and the EPA, and by various state and local agencies. Federal, state and local regulations regarding the manufacture, sale and use of our products are subject to future change and these changes could have a material adverse effect on our business and results of operations.

WE RELY HEAVILY ON OUR KEY PERSONNEL

     We are highly dependent on the continuing efforts of our executive officers and other key personnel. If any of these persons does not continue in his or her management or other role until we are able to attract and retain a qualified replacement, this could have a material adverse effect on our business and results of operations.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE


     We have funded our capital requirements primarily through cash flow from operations, borrowings from third parties and capitalized leases. Our future capital requirements depend on numerous factors, including the rate of market acceptance of our products, our ability to maintain and expand our customer base and potential acquisitions. We cannot accurately predict the timing and amount of our capital requirements. If our capital requirements vary materially from our plans, we may require additional financing sooner than anticipated. We have no commitments for any additional financing other than a $7.5 million line of credit from a bank, and we would need that bank's consent to receive further debt financing.



     Because we will have a limited number of authorized but unissued or unreserved shares of common stock after the offering, our ability to raise capital through common stock offerings or to use common stock for acquisitions will be limited. Any future increase in authorized shares will require stockholder approval. If we increase our authorized capital, any additional equity financing may be dilutive to our stockholders. Debt financing, if available, may involve further restrictions on our financing and operating activities. If we are unable to obtain additional financing as needed, we may be required to reduce the scope of our operations or anticipated expansion, which could have a material adverse effect on our business and results of operations.


THE YEAR 2000 PROBLEM MAY AFFECT OUR BUSINESS

READINESS FOR YEAR 2000

     Many existing computer systems and related software applications use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Such systems and applications could fail or create incorrect or unintended results unless corrected so that they can process data related to the year 2000 and thereafter. We rely on such computer systems and applications in operating and monitoring most major aspects of our business. We are evaluating the impact of the year 2000 issue on our business and the related expenses incurred in attempting to remedy such impact. The year 2000 issue could affect us in at least three different ways:

     - the software or the chips embedded within computers and other systems we use in our offices and manufacturing facilities could be affected

     - the software or the chips used in the products we sell could be affected

     - third parties who do business with us may not be prepared for the year
       2000

     We have determined that regardless of the year 2000 issue, replacement of existing office and other systems would provide more efficient operations and added functionality. We have contracted with outside information consulting companies both to install new hardware and to replace our current mission-critical software systems with off-the-shelf year 2000 compliant software. We expect all information system upgrades and conversions to be completed and fully operational by April 1, 1999. We are currently assessing our electronic office and manufacturing equipment to determine if such equipment is date-sensitive and will require upgrades. If we determine after this assessment that some of our equipment needs to be upgraded or replaced, we plan to finish the required work by September 1999.


     We believe that our currently marketed products are, or will be by July 1, 1999, year 2000 compliant. Some of our products are not affected because they do not contain a date field in the software. On some previously marketed products which are not year 2000 compliant, we will make an upgrade available to our customers to ensure year 2000 compliance.

     We cannot predict the effect of year 2000 problems on our vendors, customers and other entities with which we transact business, or with whose products our products interact. We have undertaken a survey of the year 2000 readiness of these third parties and plan to complete this assessment by mid-calendar 1999.

COSTS

     Through December 31, 1998, we incurred approximately $275,000 of costs associated with our new information systems, all of which have been capitalized. Of this amount, approximately $200,000 has been spent on replacing old hardware, and approximately $75,000 has been spent on replacing old software. We currently estimate that the costs associated with the new systems will ultimately total approximately $350,000 and should not have a material adverse effect on our business or results of operations in fiscal 1999. We expect that most of the remaining $75,000 will be spent on replacing existing hardware. Because we would have replaced these systems even without the year 2000 problem, our year 2000 expenditures have not deferred other projects that we otherwise would have undertaken.

RISKS

     We expect to make the changes required to address the year 2000 problem for the software and embedded chips in our offices and manufacturing facilities and in the products we make. We presently believe that with the new software and hardware we are currently purchasing and with any required modifications to our office and other systems which our assessment shows to be needed, the year 2000 issue is not reasonably likely to pose significant problems with respect to our operations or products. However, if unforeseen difficulties arise, such modifications, conversions and replacements are not completed on time, or if our customers' or suppliers' systems are not modified to become year 2000 compliant, the year 2000 issue may have a material adverse effect on our business and results of operations.

     We cannot presently assess the likelihood that we will experience significant problems due to the unresolved year 2000 problems of third parties with which we do business. Although we have not been put on notice that any known third-party problem will not be timely resolved, we have limited information and no assurance can be made concerning the year 2000 readiness of third parties. If third parties fail to achieve year 2000 compliance, the year 2000 issue may have a material adverse effect on our business and results of operations. Similarly, there can be no assurance that we can timely mitigate our risks related to a third party's failure to resolve its year 2000 issues. If we fail to timely mitigate such risks, that failure may have a material adverse effect on our business and results of operations.

CONTINGENCY PLANS


     We have not attempted to quantify our most likely year 2000 worst-case scenario nor have we considered any contingency plans in case the installations by our outside information consulting companies are not satisfactory for year 2000 compliance. We believe that the installations will sufficiently address the year 2000 issue. However, if the installations completed by April 1, 1999 are not satisfactory for year 2000 compliance, we will then formulate appropriate contingency plans.


WE MAY FACE PROBLEMS WITH LABOR RELATIONS

     Although none of our employees currently are subject to collective bargaining agreements, some of our employees may unionize in the future or we may acquire companies with unionized employees. If our employees unionize, or we acquire a company with unionized employees, we could incur higher ongoing labor costs and could experience a significant disruption of operations in the event of a strike or other work stoppage. This could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATIONS

     The manufacture and testing of our medical devices and safety products requires us to handle and store small quantities of a wide variety of chemicals, some of which are highly toxic. Certain of these chemicals pose a serious threat to workers and others who may come in contact with them if improperly used or handled. Most municipalities, including those in which we are presently located, now require that the proposed storage and use of dangerous chemicals receive local approval. State air quality boards, or similar agencies, must also approve the venting, and certain other aspects of handling, of these types of chemicals. These municipal and state agencies may, as a condition to the granting of approvals and permits, impose certain procedural limitations on our storage and handling of these chemicals and structural requirements on the facilities where these chemicals are stored and used. They also impose record keeping and reporting requirements on the users of these chemicals. The requirements imposed by these environmental authorities, or our failure to comply with any such requirements, could adversely affect our business and results of operations.

RISKS RELATING TO SHARE OWNERSHIP

OUR STOCK PRICE MAY BE HIGHLY VOLATILE AND YOU MAY LOSE MONEY ON YOUR INVESTMENT IN OUR COMMON STOCK

     The market price of our common stock is subject to significant fluctuations in response to various factors and events which may or may not be related to our performance. In addition, the stock market has from time to time experienced significant price and volume fluctuations, which have particularly affected the market prices of the stocks of medical device companies. Furthermore, our operating results and prospects from time to time may be below the expectations of public market analysts and investors. Any such event could result in a material decline in the price of our common stock.

WE DO NOT PLAN TO PAY CASH DIVIDENDS ON OUR COMMON STOCK

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility prohibits the payment of dividends without written consent.


EXISTING MANAGEMENT, STOCKHOLDERS AND AFFILIATES WILL CONTROL 17.7% OF THE OUTSTANDING SHARES



     Following the completion of the offering, our executive officers, directors and affiliates will beneficially own approximately 17.7% of the outstanding shares of common stock. They would beneficially own 16.2% of the shares of common stock if all outstanding options are exercised. They will beneficially own approximately 16.2% if the underwriters' over-allotment option is exercised in full and 14.8% if all outstanding options are exercised. These holders of common stock, if acting in concert, will continue to exercise substantial control over our affairs and to control the outcome of any matter submitted to a vote of stockholders.


OUR BOARD OF DIRECTORS' ABILITY TO ISSUE PREFERRED STOCK MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK

     The rights of holders of any preferred stock we issue may adversely affect the rights of holders of our common stock. Our ability to issue preferred stock could make it more difficult for a third party to acquire a majority of our voting stock. Our certificate of incorporation authorizes our board of directors to issue up to 1,000,000 shares of preferred stock. The certificate of incorporation also authorizes the board of directors to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders.

SHARES ELIGIBLE FOR FUTURE SALES MAY AFFECT SHARE PRICE

     The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.


     There will be 4,138,268 shares of common stock outstanding immediately after the offering. All of the shares sold in the offering will be, and all of our outstanding shares of common stock are, freely transferable without restriction or further registration under the Securities Act, except for shares purchased or held by our "affiliates," as defined in Rule 144 under the Securities Act of 1933. We have agreed, as have each of our Directors and our Chief Executive Officer, subject to certain exceptions, not to sell any shares of common stock for a period of 75 days after the date of this prospectus without the prior written consent of Cruttenden Roth Incorporated. During this lock-up period, however, we will be permitted to (i) grant options to purchase shares of common stock pursuant to our stock option plans and (ii) issue shares of common stock upon the exercise of options granted pursuant to the stock option plans.


     We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of shares for future sale will have on the market price of our common stock. Sales of substantial amounts of our common stock in the market after the offering could adversely affect prevailing market prices for our common stock and our ability to raise additional capital in the future.

                                USE OF PROCEEDS


     The net proceeds to us from the sale of the 850,000 shares of common stock we are offering hereby are estimated to be approximately $13.1 million ($14.7 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $16.875 per share and after deducting estimated underwriting discounts and commissions and offering expenses. We currently intend to use approximately $7.2 million of the net proceeds for general corporate purposes, which includes working capital and research and experimental expenses and may include future acquisitions. While we from time to time may consider possible acquisition prospects as part of our growth strategy, we presently have no agreements, arrangements or other understandings with respect to any such acquisitions. We currently intend to use approximately $2.9 million to fund the final payment of an earn-out due to the former stockholders of Invivo Research, Inc., which we acquired in 1992. This payment may be reduced if we pay a portion of the earn-out in common stock under the terms of the earn-out. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of the earn-out. We intend to use approximately $3 million to repay the outstanding balance under our revolving credit facility, which matures on December 1, 1999, and bears interest at LIBOR plus 1.75% or the prime rate, and a three-year term loan which matures on September 30, 2001, and bears interest at LIBOR plus 1.75%. Prior to their use, we intend to invest the net proceeds of this offering in short-term, high grade interest-bearing investments or accounts.


                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "SAFE." The following table describes, for the quarters indicated, the high and low closing sale prices for a share of our common stock as reported on the Nasdaq National Market.

                                                              HIGH          LOW
                                                              ----          ---
YEAR ENDED JUNE 30, 1997
  First Quarter.............................................   11            9 1/4
  Second Quarter............................................   14 1/4       10
  Third Quarter.............................................   15 3/8       12
  Fourth Quarter............................................   11 3/4        6 5/8
YEAR ENDED JUNE 30, 1998
  First Quarter.............................................    7 1/2        6 3/4
  Second Quarter............................................   10 7/8        7
  Third Quarter.............................................   10 3/4        8 7/16
  Fourth Quarter............................................   13 1/2       10 3/4
YEAR ENDED JUNE 30, 1999
  First Quarter.............................................   14 3/4        9 1/4
  Second Quarter............................................   16 7/16      12
  Third Quarter (through February 9, 1999)..................   18 1/2       15

     As of January 31, 1999, we had 64 shareholders of record of our common stock, although there are a larger number of beneficial holders. On February 9, 1999, the last reported sale price on the Nasdaq National Market for our common stock was $16.875.

                                DIVIDEND POLICY

     We intend to retain all earnings, if any, to finance the expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we were to declare dividends in the future, such dividends would be paid at the discretion of our board of directors after taking into account various factors, including, among other things, our financial condition, results of operations, cash flows from operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, our credit facility prohibits the payment of dividends to our stockholders without written consent from our lender. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a more detailed description of the terms of our credit facility.

                                 CAPITALIZATION


     The following table sets forth, as of December 31, 1998, (i) our actual capitalization and (ii) our capitalization as adjusted to give effect to receipt by us of the estimated net proceeds from the sale of 850,000 shares of our common stock offered hereby at an assumed public offering price of $16.875 per share. This table should be read in conjunction with the more detailed consolidated financial statements and notes appearing elsewhere in this prospectus.


                                                              DECEMBER 31, 1998
                                                             -------------------
                                                                           AS
                                                             ACTUAL     ADJUSTED
                                                             -------    --------
                                                               (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt)....................................................  $ 2,425    $   104
                                                             =======    =======
Long-term debt (excluding current portion).................    2,067      1,428
                                                             -------    -------
Stockholders' equity:
Preferred stock, $0.01 par value, 1,000,000 shares
  authorized; none issued and outstanding..................       --         --
Common stock, $0.01 par value, 5,000,000 shares authorized;
  3,286,768 shares issued and outstanding actual; and
  4,136,768 shares issued and outstanding as adjusted(1)...       33         41
Additional paid-in capital.................................   13,038     26,082
Retained earnings..........................................    6,910      6,910
                                                             -------    -------
          Total stockholders' equity.......................   19,981     33,033
                                                             -------    -------
          Total capitalization.............................  $22,048    $34,461
                                                             =======    =======


-------------------------
(1) Excludes 751,875 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.76 per share as of December 31, 1998.

                            SELECTED FINANCIAL DATA


     The operations data set forth below with respect to the fiscal years ended June 30, 1996, 1997 and 1998 and the balance sheet data at June 30, 1997 and 1998 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and the notes thereto. The operations data set forth below with respect to the fiscal years ended June 30, 1994 and 1995 and the balance sheet data at June 30, 1994, 1995 and 1996 are derived from audited financial statements not included in this prospectus. The operations data for the six months ended December 31, 1997 and 1998 and the balance sheet data at December 31, 1998 are derived from unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the operations data for such periods. The operations data for the six months ended December 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year.



                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                              -------------------------------------------------------------------
                                                                                                   SIX MONTHS
                                                                                                      ENDED
                                                        FISCAL YEAR ENDED JUNE 30,                DECEMBER 31,
                                              -----------------------------------------------   -----------------
                                               1994      1995      1996      1997      1998      1997      1998
                                              -------   -------   -------   -------   -------   -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Sales.....................................  $27,801   $32,489   $31,391   $35,904   $40,651   $19,107   $23,411
  Gross profit..............................   14,129    16,646    15,580    17,285    19,695     9,159    11,746
  Operating expenses
    Selling, general and administrative.....    7,934     9,501     9,691    14,174    13,429     6,256     7,707
    Research and experimental...............    1,549     1,841     2,095     2,449     2,455     1,250     1,413
  Other income (expense)....................      (91)      (51)      (49)     (184)     (383)     (171)     (161)
  Income tax expense........................    1,674     1,905     1,273       162     1,165       479       812
  Net income................................  $ 2,881   $ 3,348   $ 2,472   $   316   $ 2,263   $ 1,003   $ 1,653
  Basic net income per common share.........  $   .91   $  1.05   $   .77   $   .10   $   .69   $   .31   $   .50
  Weighted average common shares outstanding
    (basic).................................    3,163     3,186     3,216     3,239     3,265     3,261     3,274
  Diluted net income per common
    share...................................  $   .86   $   .99   $   .72   $   .09   $   .66   $   .30   $   .47
  Weighted average common shares outstanding
    (diluted)...............................    3,359     3,390     3,456     3,445     3,427     3,394     3,551



                                                          JUNE 30,                          DECEMBER 31, 1998
                                       -----------------------------------------------   ------------------------
                                        1994      1995      1996      1997      1998     ACTUAL    AS ADJUSTED(1)
                                       -------   -------   -------   -------   -------   -------   --------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital....................  $ 5,477   $ 6,428   $ 7,490   $ 7,474   $ 9,364   $11,448      $23,862
  Total assets.......................   17,427    19,860    22,204    26,612    30,195    31,101       41,195
  Long-term debt.....................    3,367       926       730     1,584     1,480     2,067        1,428
  Stockholders' equity...............    9,137    12,616    15,276    15,815    18,168    19,981       33,033


---------------
(1) Adjusted to reflect the estimated net proceeds from the sale of 850,000 shares of our common stock at an assumed public offering price of $16.875 per share. Please see "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis should be read in conjunction with the financial statements and the respective notes and "Selected Financial Data" appearing elsewhere in this prospectus. Except for the historical information, the discussion in this prospectus may contain certain forward-looking statements that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. You should read the cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere in this prospectus.

OVERVIEW


     Through our medical devices subsidiary, Invivo Research, we offer a line of patient monitors capable of continuous measurement of multiple vital signs in the medical care environment. Prior to fiscal 1997, our patient monitoring business was primarily focused on products for use in the MRI environment, in which we were the pioneer. In the mid-1990s, we undertook to develop a full-featured, competitively priced monitor for general applications. This effort culminated in our introduction of the Millennia monitor in early fiscal 1997. We substantially increased our sales force and marketing efforts in fiscal 1996 and 1997 to promote our entry into this new market. This increase was the primary cause of operating expenses growing more rapidly than revenue in those years. The improved operating results in fiscal 1998 and for the six months ended December 31, 1998 reflect, in part, the ongoing market penetration of the Millennia product.



     Our line of safety products includes monitors used to detect harmful levels of toxic and other gases in the workplace and other environments. We offer these monitors through our Lumidor Safety Products subsidiary. Our other safety products include a line of oxygen monitoring equipment, pressure gauges and calibration devices and equipment that sets and verifies the accuracy of gas monitors. We also manufacture and market products for our industrial instrumentation business. Our products for this market consist of pressure sensors and non-contact infrared temperature measuring devices.


     The percentage of our sales contributed by our medical device line of products was 49%, 55% and 57% for fiscal years 1996, 1997, and 1998. The percentage of our sales contributed by our safety and industrial instrumentation products was 51%, 45% and 43% for fiscal years 1996, 1997, and 1998. Our medical device line accounted for 57% and 62% of our sales for the six months ended December 31, 1997 and 1998. Our safety and industrial instrumentation products accounted for 43% and 38% of our sales for the six months ended December 31, 1997 and 1998.

RESULTS OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 1998 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
1997

     SALES. Sales for the six months ended December 31, 1998 increased 22.5% to $23,410,800 compared with $19,107,300 for the same period last year. The sales increase for the six months ended December 31, 1998 was primarily due to sales growth at our patient monitoring business. Continued strong demand for our next-generation MRI vital signs monitor, the Omni-Trak 3150, was largely responsible for the sales increase. Sales of the Millennia portable vital signs monitor and Centurion central station monitor also contributed to the sales increase. Increased sales at our gas detection and oxygen monitoring businesses positively affected sales for the six-month period ended December 31, 1998.

     GROSS PROFIT. The gross profit margin increased for the six-month period ended December 31, 1998 to 50.2% from 47.9% for the same period last year. The increase was largely attributable to the sales growth of our MRI vital signs monitoring products, which have higher gross margins than the Millennia vital signs monitor and other monitoring products.

     OPERATING EXPENSES. Selling, general and administrative expenses for the six-month period ended December 31, 1998 increased 23.2% or $1,451,200 over the same period last year. Selling, general and administrative expenses were 32.9% of sales for the six-month period ended December 31, 1998 compared with 32.7% for the same period last year. The increase in these expenditures in absolute dollars was largely due to higher sales commission expenses on the higher sales volume at our patient monitoring and gas detection businesses. Higher administrative expenses in support of the incremental sales volume at our patient monitoring business also contributed to the increase.


     Research and experimental expenses were $1,413,100 or 6.0% of sales for the six-month period ended December 31, 1998 compared to $1,250,200 or 6.5% for the same period last year. A substantial amount of the total research and experimental expenses was on behalf of our patient monitoring business as we continued to develop additional features for our Millennia vital signs monitor for specialized market areas.


     OTHER INCOME AND EXPENSE. Interest expense decreased to $159,900 for the six months ended December 31, 1998 compared with $195,200 for the same period last year. This decrease was primarily the result of lower average balances on our revolving bank line of credit for the six months ended December 31, 1998.

     PROVISION FOR INCOME TAXES. Our effective tax rate for the six months ended December 31, 1998 was 32.9% compared with 32.3% for last year. The effective tax rate differs from the statutory rate principally due to the benefit of a foreign sales corporation and utilization of research, experimental and other credits.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

     SALES. Our sales for fiscal 1998 increased 13.2% to $40,651,400 from $35,903,500 in fiscal 1997. The sales increase in fiscal 1998 was primarily attributable to the sales growth at our patient monitoring business as sales of the Millennia portable multi-parameter vital signs monitor continued to increase from prior year levels. Growth in our safety and industrial instrumentation businesses also positively affected sales.

     GROSS PROFIT. Our gross profit margin increased slightly in fiscal 1998 to 48.5% from 48.1% in fiscal 1997. Continued improvement in the gross margin of the Millennia monitor was primarily due to material cost reductions and manufacturing efficiencies. In addition, higher gross margins at our gas detection and industrial instrumentation businesses offset a decline in the gross margin at our oxygen monitoring business.

     OPERATING EXPENSES. Our selling, general and administrative expenses in fiscal 1998 decreased 5.3% or $745,800 over fiscal 1997 levels. Our selling, general and administrative expenses were 33.0% of sales in fiscal 1998 compared with 39.5% for fiscal 1997. The decrease in these expenditures in absolute dollars and as a percentage of sales was primarily due to reduced selling, general and administrative expenses at our patient monitoring business. This reduction occurred as many of the expenses associated with the significant expansion of our direct sales force in fiscal 1997 decreased.


     Our research and experimental expenses remained nearly constant in absolute dollars at $2,455,000 or 6.0% of sales in fiscal 1998 as compared to $2,448,800 or 6.8% of sales in fiscal 1997. A substantial amount of our research and experimental expenses was on behalf of our patient monitoring business as we continued to develop additional features for our Millennia vital signs monitor for specialized market areas.


     OTHER INCOME AND EXPENSE. Interest expense increased to $387,300 for fiscal 1998 compared with $251,400 in fiscal 1997. The increase in interest expense was the result of higher outstanding balances on our revolving bank line of credit along with the increased mortgage on our expanded patient monitoring facility.

     PROVISION FOR INCOME TAXES. Our effective tax rate for fiscal 1998 remained stable at 34.0%.

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

     SALES. Our sales for fiscal 1997 increased 14.4% to $35,903,500 from $31,390,900 in fiscal 1996. The sales increase in fiscal 1997 was primarily due to sales of the Millennia vital signs monitor introduced by our patient monitoring business in the first quarter of fiscal 1997. Sales growth at our oxygen monitoring and industrial instrumentation businesses for fiscal 1997 offset a sales decline at our gas detection business.

     GROSS PROFIT. Our gross profit margin declined in fiscal 1997 to 48.1% from 49.6% in fiscal 1996. The decline was primarily due to the product mix of sales at our patient monitoring business as the Millennia monitor has lower gross margins than the MRI vital signs monitor. The increased sales at our oxygen monitoring business also contributed to the margin decline as that business has lower gross margins than our other businesses.

     OPERATING EXPENSES. Our selling, general and administrative expenses in fiscal 1997 increased 46.3% or $4,483,600 over fiscal 1996 levels. Selling, general and administrative expenses were 39.5% of sales in fiscal 1997 compared with 30.9% for fiscal 1996. The total dollar and percentage of sales increases in these expenditures were due to the significant investment made in our sales and marketing infrastructure. This investment consisted of an overhaul and increase of our direct sales force and added sales and marketing management capabilities at our patient monitoring business in connection with the introduction of the Millennia monitor.

     Our research and experimental expenses were $2,448,800 in fiscal 1997, remaining stable as a percentage of sales at 6.8%. The absolute dollar increase of $353,400 in research and experimental expenses in fiscal 1997 was due to higher research and experimental expenditures on behalf of our patient monitoring business as we continued to develop additional features for our Millennia vital signs monitor for specialized market areas.

     OTHER INCOME AND EXPENSE. Interest expense increased to $251,400 for fiscal 1997 compared with $175,200 in fiscal 1996. The increase was the result of increased borrowings on our revolving bank line of credit along with the increased mortgage on our recently expanded patient monitoring facility.

     PROVISION FOR INCOME TAXES. Our effective tax rate for fiscal 1997 remained stable at 34.0%.

QUARTERLY RESULTS OF OPERATIONS

     The following graphs depict our unaudited sales and net income for the six quarters ended December 31, 1998. This data has been derived from unaudited interim consolidated financial statements prepared on the same basis as the audited consolidated financial statements contained in this prospectus. Results for the quarters ended September 30 and December 31, 1998 are not necessarily indicative of results to be expected for the full fiscal year.

                                    [GRAPH]

                                    [GRAPH]

INFLATION

     We do not believe that inflation had a significant impact on our results of operations during any of the last three fiscal years.

LIQUIDITY AND CAPITAL RESOURCES


     Working capital at December 31, 1998 increased to $11,448,200 compared with $9,363,700 at June 30, 1998. Cash and cash equivalents at December 31, 1998 were $606,500 compared with $554,100 at June 30, 1998. Net cash provided by operating activities was $780,700 for the six months ended December 31, 1998 compared with $345,400 provided by operations for the six months ended December 31, 1997. This increase was largely the result of the increase in net income offset by reductions in operating assets and liabilities, particularly inventories, accounts receivable, accounts payable and income taxes payable.


     Capital expenditures were $777,300 for the first six months of fiscal 1999 compared to $217,400 for the prior year period. The increase was primarily the result of costs associated with our new information systems and sales demonstration equipment at our patient monitoring business.

     In December 1992, we purchased 80% of the outstanding common stock of Invivo Research. The stock purchase agreement provided for a contingent payment resulting in an initial payment of $1,000,000 made on July 15, 1994 and a final payment of $2,000,000 paid on July 15, 1995.

     In July 1993, we amended the stock purchase agreement to acquire the remaining 20% of the common stock of Invivo Research. The purchase price for the additional shares vested one-fifth on each of January 1, 1996, 1997 and 1998 and two-fifths vested on January 1, 1999. While the right to payments has vested, the amount of each vested payment is not fixed. Instead, each payment is based on the after-tax profits of Invivo

Research for the calendar year prior to the calendar year in which the former Invivo Research stockholders elect payment, subject to certain minimums. In March 1996, the former Invivo Research stockholders elected to receive their first vested payment, which amounted to approximately $987,000, and they were paid that amount in full on June 1, 1996. In March 1998, the former Invivo Research stockholders elected to receive their second vested payment, which amounted to approximately $465,000 and has been paid in full. The former Invivo Research stockholders may elect to receive any of the three remaining vested payments on June 1, 1999, by giving notice to us by March 15, 1999, or may choose to defer any vested payments to future years. If the former stockholders elect to receive a vested payment, we must make the payment on June 1, 1999. The payments are to be made in cash. However, if the stockholders require that the payment that vested in 1998 and one or more of the payments that vested in 1999 all be made in any one year, we can elect to make the payment that vested in 1998 in the form of our shares. Beginning March 31, 1999, we have the right to elect to pay any or all of the remaining three payments. If we exercise our rights, we must make the payment in cash. As of February 1999, the total remaining purchase price is estimated to be approximately $2,900,000.


     In October 1998, we increased our bank line of credit to $7,500,000 from $5,000,000 and added a $1,000,000 three-year term loan. We also renewed the line of credit from December 1, 1998 to December 1, 1999. Our revolving bank line of credit and term loan are collateralized by our accounts receivable, inventory and equipment. At December 31, 1998, $1,987,100 was outstanding on the line of credit and $972,200 was outstanding on the term loan. All of our subsidiaries have guaranteed our payments due under our bank line and term loan.


     We believe that our cash flow from operations and amounts available from the bank line of credit and the proceeds from this offering will be adequate to meet our anticipated cash needs for working capital and capital expenditures throughout fiscal 2000. We will continue to explore opportunities for the possible acquisitions of technologies or businesses, which may require us to seek additional financing. Our capital requirements depend on numerous factors and we cannot accurately predict their timing or amount. We may be required to raise additional capital over a period of several years in order to continue to internally develop new products or to acquire complementary products or businesses. We have no commitments for additional financing other than our line of credit, and we cannot be sure that we can obtain additional financing on favorable terms, if at all. Additional equity financing, if available, may dilute our stockholders. Debt financing, if available, may restrict our ability to declare and pay dividends and raise future capital. If we are unable to obtain additional needed financing, we may be required to reduce the scope of operations or anticipated expansion, which could materially and adversely affect us. Please see "Risk Factors -- We May Need Additional Capital in the Future."


RECENT ACCOUNTING PRONOUNCEMENTS

REPORTING COMPREHENSIVE INCOME

     In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components. The statement is effective for fiscal years beginning after December 15, 1997. We adopted this statement in fiscal year 1999. However, our comprehensive income currently does not include any of the components that SFAS No. 130 requires companies to reconcile, and therefore through December 31, 1998, comprehensive income equals net income.

DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

     In 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for the way public business enterprises are to report selected information about operating segments in interim financial reports issued to stockholders. The statement is effective for years beginning after December 15, 1997, and will be adopted by us in our annual reporting for fiscal year 1999.

EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS

     In February 1998, the FASB issued SFAS No. 132. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997 and requires restatement of disclosures for earlier periods provided for comparative purposes, if available. Because we do not have any of these types of plans, we believe that SFAS No. 132 will have no impact on our consolidated financial statements.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement is effective for fiscal quarters of fiscal years beginning after June 15, 1999. As we do not currently have any derivative instruments or engage in hedging activities, we believe that SFAS No. 133 will have no impact on our consolidated financial statements.

YEAR 2000

READINESS FOR YEAR 2000

     Many existing computer systems and related software applications use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. Such systems and applications could fail or create incorrect or unintended results unless corrected so that they can process data related to the year 2000 and thereafter. We rely on such computer systems and applications in operating and monitoring most major aspects of our business. We are evaluating the impact of the year 2000 issue on our business and the related expenses incurred in attempting to remedy such impact. The year 2000 issue could affect us in at least three different ways:

     - the software or the chips embedded within computers and other systems we use in our offices and manufacturing facilities could be affected

     - the software or the chips used in the products we sell could be affected

     - third parties who do business with us may not be prepared for the year
       2000

     We have determined that regardless of the year 2000 issue, replacement of existing office and other systems would provide more efficient operations and added functionality. We have contracted with outside information consulting companies both to install new hardware and to replace our current mission-critical software systems with off-the-shelf year 2000 compliant software. We expect all information system upgrades and conversions to be completed and fully operational by April 1, 1999. We are currently assessing our electronic office and manufacturing equipment to determine if such equipment is date-sensitive and will require upgrades. If we determine after this assessment that some of our equipment needs to be upgraded or replaced, we plan to finish the required work by September 1999.


     We believe that our currently marketed products are, or will be by July 1, 1999, year 2000 compliant. Some of our products are not affected because they do not contain a date field in the software. On some previously marketed products which are not year 2000 compliant, we will make an upgrade available to our customers to ensure year 2000 compliance.

     We cannot predict the effect of year 2000 problems on our vendors, customers and other entities with which we transact business, or with whose products our products interact. We have undertaken a survey of the year 2000 readiness of these third parties and plan to complete this assessment by mid-calendar 1999.

COSTS

     Through December 31, 1998, we incurred approximately $275,000 of costs associated with our new information systems, all of which have been capitalized. Of this amount, approximately $200,000 has been spent on replacing old hardware, and approximately $75,000 has been spent on replacing old software. We currently estimate that the costs associated with the new systems will ultimately total approximately $350,000 and should not have a material adverse effect on our business or results of operations in fiscal 1999. We expect that most of the remaining $75,000 will be spent on replacing existing hardware. Because we would have replaced these systems even without the year 2000 problem, our year 2000 expenditures have not deferred other projects that we otherwise would have undertaken.

RISKS

     We expect to make the changes required to address the year 2000 problem for the software and embedded chips in our offices and manufacturing facilities and in the products we make. We presently believe that with the new software and hardware we are currently purchasing and with any required modifications to our office and other systems which our assessment shows to be needed, the year 2000 issue is not reasonably likely to pose significant problems with respect to our operations or products. However, if unforeseen difficulties arise, such modifications, conversions and replacements are not completed on time, or if our customers' or suppliers' systems are not modified to become year 2000 compliant, the year 2000 issue may have a material adverse effect on our business and results of operations.

     We cannot presently assess the likelihood that we will experience significant problems due to the unresolved year 2000 problems of third parties with which we do business. Although we have not been put on notice that any known third-party problem will not be timely resolved, we have limited information and no assurance can be made concerning the year 2000 readiness of third parties. If third parties fail to achieve year 2000 compliance, the year 2000 issue may have a material adverse effect on our business and results of operations. Similarly, there can be no assurance that we can timely mitigate our risks related to a third party's failure to resolve its year 2000 issues. If we fail to timely mitigate such risks, that failure may have a material adverse effect on our business and results of operations.

CONTINGENCY PLANS


     We have not attempted to quantify our most likely year 2000 worst-case scenario nor have we considered any contingency plans in case the installations by our outside information consulting companies are not satisfactory for year 2000 compliance. We believe that the installations will sufficiently address the year 2000 issue. However, if the installations completed by April 1, 1999 are not satisfactory for year 2000 compliance, we will then formulate appropriate contingency plans.

                                    BUSINESS

OVERVIEW


     Invivo Corporation designs, manufactures and markets monitoring systems that measure and display vital signs of patients in medical settings. Our systems simultaneously monitor heart function, respiration, heart rate, blood oxygen levels, invasive and non-invasive blood pressure and exhaled carbon dioxide levels.



     We developed the first multi-parameter vital sign patient monitoring system for use during magnetic resonance imaging. As a result we have enjoyed a significant first-to-market advantage. Based on our reputation in the MRI patient monitoring field and our technological expertise, we have made inroads into the general patient monitoring market. We believe that several new product offerings will bolster our ability to gain greater market share and to better target what we believe to be substantial specialized markets for patient monitors.


     We have established relationships with most of the world's largest MRI equipment manufacturers. We presently maintain distribution agreements or other OEM vendor relationships with Siemens A.G. Medical Engineering Group, Philips Medical Systems, Hitachi Medical Corporation, GE Medical Systems and Elscint, Ltd. GE Medical and Siemens Medical have approved the use of our monitors for incorporation into their MRI equipment. We continue to work with MRI equipment manufacturers to develop additional customized features.

     In addition to our medical business, we offer a line of safety and industrial instrumentation products. While these products are not our primary focus, they historically have provided a stable source of revenue and cash flow.

     Based on our comprehensive offerings, we believe that we are capable of addressing the cost, quality and ease-of-use concerns of our customers while adding value above what is currently available in the product offerings of our competitors.

INDUSTRY

MRI

     MRI is a non-invasive diagnostic tool that uses magnetic fields and radio frequencies to produce images of internal organs and structures of the body. As the technology has improved, MRI has become a widely accepted method of performing diagnostic procedures. As a result, MRI scanners are used worldwide, and are located principally in hospitals and stand-alone imaging centers. We believe that roughly half of these MRI scanners are located in the United States. We estimate that GE Medical, Siemens Medical and Philips Medical together control over 70% of the worldwide MRI equipment market.

     We believe the MRI marketplace will continue to grow as new uses for MRI are developed. We believe that about 1,500 new MRI units were placed worldwide in 1998. Over the next three years, we believe that there will be 10% to 15% annual growth in MRI unit sales as old equipment is replaced and new equipment is added in hospitals and imaging centers.

     While not every MRI use requires a patient monitor, as uses continue to expand, we believe patient monitoring during the MRI procedure will become increasingly important. MRI patient monitoring technology enables physicians to track vital signs while the patient is undergoing an MRI procedure. The MRI environment presents unique challenges for patient monitoring. A monitor must not interfere with the MRI in a manner that degrades the image. In addition, the monitor signal must be protected from the MRI's magnetic field and radio frequencies in order to maintain the accurate performance of the monitor. In light of these challenges, only three companies are currently manufacturing MRI patient monitors. We believe we are the market leader.


     We expect that growth in the MRI monitoring market will come from new MRI unit placements, outfitting existing MRI equipment not presently equipped with monitoring devices and replacing existing MRI patient monitors.

GENERAL PATIENT MONITORING


     General patient monitoring products measure, display and document vital signs information obtained from sensors attached to the patient. The principal customers of patient monitoring products include hospitals and outpatient surgery centers.


     We estimate the worldwide market for patient monitoring products that measure multiple vital signs, including MRI and general patient monitoring, was approximately $1.5 billion in 1998. This market consists of three segments identified by their environments. The first segment is the portable monitoring market that includes the emergency room, bedsides, cath labs and neo-natal care units of hospitals. The second segment is the inpatient and outpatient operating room market. The final segment includes intensive and critical care units in hospitals.

     The general patient monitoring market is mature and therefore highly competitive. We believe the two greatest factors contributing to product success are price and features.

SAFETY & INDUSTRIAL INSTRUMENTATION

     The safety products market is comprised of gas detection and monitoring devices that are offered in portable and fixed settings. OSHA and other regulatory agencies require the use of such devices in confined spaces where toxic gases or low levels of oxygen are suspected. The industrial instrumentation market includes pressure and infrared sensor instrumentation that are frequently utilized in industrial settings. We expect both of these markets to experience only modest growth in the foreseeable future.

STRATEGY

     Our strategy includes the following key elements:

     EXPLOIT OUR LEADERSHIP POSITION IN MRI PATIENT MONITORING TO GROW WITH ADVANCES IN MRI USES. We believe that physicians and medical researchers will continue to develop additional uses for MRIs in diagnostic, surgical and other medical and patient care areas. We believe that a number of these new uses will require effective monitoring of a patient's vital signs. We intend to capitalize on our technology and relationships with our OEMs, hospitals and stand-alone imaging centers to participate in the growth of MRI uses. We further intend to pursue refinements in our MRI monitors to suit new uses of MRI equipment.

     EXPAND PENETRATION OF THE MILLENNIA PRODUCT LINE. We believe there is an increasing awareness in the medical community of our patient monitoring capabilities outside of the MRI room since the introduction of the Millennia product line. We intend to take advantage of this growing familiarity with the Millennia to expand its market opportunities.


     ACQUIRE OR DEVELOP ADDITIONAL MEDICAL PRODUCTS. We intend to leverage our growing reputation within the medical community by expanding our medical product line. We believe an expanded medical product line will enable us to achieve economies of scale and present cross-selling opportunities for all of our medical products. To expand our product lines, we will evaluate the acquisition and licensing of attractive products and complementary businesses and the internal development of complementary products.


     LEVERAGE THE ADVANTAGES PROVIDED BY OUR DEDICATED SALES FORCE. Unlike many other medical device companies our size, we use a dedicated sales force currently comprised of approximately 35 salespeople to sell our patient monitoring products. Our dedicated sales force provides us with direct access to our customers, which we believe enables us to establish strong relationships and to better understand our customers' needs. We intend to use our sales force to further expand our market opportunities.


     CONTINUE TO BENEFIT FROM EXISTING NON-MEDICAL PRODUCT LINES. We have a number of well-established safety and industrial instrumentation product lines that serve mature markets. We believe these products will continue to provide a stable source of revenue and cash flow. We plan to continue to serve these markets with our existing products and to evaluate the potential return from enhancements of or modifications to these product lines.


PRODUCTS

MRI PATIENT MONITORS

     Through our patented technologies and our proprietary shielding techniques, we are able to monitor a patient's vital signs without disrupting the magnetic resonance imaging process.

     OMNI-TRAK 3100. In the late 1980s, we pioneered the development of vital signs monitoring during magnetic resonance imaging with the introduction of the Omni-Trak 3100. The Omni-Trak 3100 provides continuous monitoring of all key aspects of a patient's vitality, including electrocardiograph, respiration, heart rate, blood oxygen levels, invasive and non-invasive blood pressure and expired carbon dioxide levels.


     OMNI-TRAK 3150. In April 1998, we introduced our next-generation MRI monitor. The Omni-Trak 3150 incorporates all of the features of the Omni-Trak 3100 plus it is compact, mobile and easy to use. Through state-of-the-art radio transmission, the Omni-Trak 3150 communicates with our Millennia remote display controller, allowing critical data to be viewed by physicians and technicians in both the MRI room and the control room.


GENERAL PATIENT MONITORING

     Based on our reputation in the MRI patient monitoring field and our technological expertise, we have penetrated the general patient monitoring market.

     MILLENNIA. The Millennia portable patient monitor is a compact multi-parameter vital signs monitor which weighs under 15 pounds.
Ease-of-transport enables a hospital to maximize use of the monitors because they can easily be moved with a patient or between locations. The Millennia also features a large color display and user-friendly interface that medical personnel can easily use.

     In January 1999, we introduced two new products in the Millennia line that target substantial specialized markets for patient monitors. The first of these is a module for anesthetic agent identification and analysis that allows an anesthesiologist to confirm the type and amount of anesthetic gas that is administered to a patient. The second incorporates the ability to measure blood oxygen levels in non-tranquil patients (such as newborns)whose frequent and unpredictable movements make the use of many traditional monitors difficult. We are developing a product that will measure multiple anesthetic agents simultaneously.

     We also recently developed a modified version of the Millennia for incorporation into GE Medical's CT scanners for use in cardiology. This represents the first use of our patient monitors in radiology applications outside the MRI room.

     CENTURION. Our Centurion central station monitoring system networks Millennia patient monitors, allowing a single healthcare professional to monitor up to eight patients simultaneously. The main monitoring screen provides for rapid interpretation of vital signs information by a single health care professional.

     With the recent FDA approval of our arrythmia detection enhancement for the Centurion, we are continuing to upgrade our total product offering.

     OTHER. Our other monitors include:

     - a non-invasive blood pressure monitor that uses digital signal processing for fast and consistent measurements

     - an inexpensive multi-parameter vital signs monitor designed specifically for the low-end international market

     - a stand-alone unit to measure blood oxygen levels

     - a monitor for blood pressure and blood oxygen levels

     - a portable, hand-held blood oxygen level monitor offering a low-cost, transportable monitoring unit

SAFETY AND INDUSTRIAL INSTRUMENTATION

     We offer single-gas and multi-gas detection and monitoring instruments in both portable and fixed models. Gas detection monitors increase worker safety when toxic gases or low oxygen levels are suspected. The user carries or wears portable units that are equipped with audible and visual alarms to warn the user that potential dangers exists. Typical applications for these units are in industrial or other settings where the user expects to move about, including underground spaces housing telephone cables and waste water sewers, mines and large factories. Fixed gas area monitors are appropriate for confined spaces where chemicals or gases are used or stored. Typical applications for these monitors are oil refineries, chemical plants and semiconductor fabrication facilities.

     Our flagship safety product, the MicroMax, is a hand-sized, microprocessor-based, portable, multi-gas detector. The MicroMax simultaneously detects up to four gases. In fiscal 1998, we introduced the UniMax, a pocket-sized, microprocessor-based, portable, single-gas detector. UniMax is available with up to nine interchangeable plug-in sensors for various types of gases and allows for audible and visual alarm combinations.

     Our oxygen monitoring products measure oxygen levels in air cylinders used by individuals in oxygen-deprived situations. The primary use for this equipment is for a self-contained breathing apparatus for fire fighters and hazardous material clean-up workers.

     Our industrial sensor and instrumentation products consist of pressure sensors and infrared non-contact temperature measuring devices.

     The infrared non-contact temperature measuring products are used in a wide variety of industrial instrumentation uses. These include the fabrication of semiconductors, the manufacturing of metals and glass, and miscellaneous automotive, plant maintenance, construction and food preparation applications. In fiscal 1997, we introduced the quickTemp, a hand-held, pocket-sized, infrared non-contact thermometer.

     We sell our pressure sensing devices primarily to plastic extrusion equipment manufacturers who use these devices in their production processes. Manufacturers in the food, beverage, synthetic fiber and pharmaceutical industries use these devices to measure the pressure of processing ingredients.

SALES AND MARKETING

     Unlike many other medical device companies our size, we sell our patient monitoring products in the United States through a direct sales force. Our domestic sales force includes 30 salespersons organized into five regions in the United States. Distributors, assisted by our five international sales personnel located in Europe and in the Far East, handle sales throughout the rest of the world.

     We sell our patient monitoring products primarily to hospitals and, to a lesser degree, to stand-alone imaging centers, outpatient surgery centers and OEM customers. We have OEM or worldwide distribution agreements with Siemens A.G. Medical Engineering Group, Philips Medical Systems, Hitachi Medical Corporation, GE Medical Systems and Elscint, Ltd. for our MRI monitoring equipment. These relationships facilitate the sale of our monitors with the MRI equipment manufactured by these companies.

     We have also established relationships with leading group purchasing organizations such as Premier Technology Management and AmeriNet, Inc. and health care providers such as Kaiser Permanente and Columbia/HCA.

     We market our gas detection, gas calibration and oxygen monitoring products mostly through distributors and our own sales personnel. We sell these products primarily to municipalities, utilities, telephone companies, oil refineries, manufacturers and OEMs. We sell our industrial instrumentation products primarily through distributors.

     Foreign sales represented 20%, 22% and 23% of our total sales in fiscal 1996, 1997 and 1998 and 22% of our total sales for the six months ended December 31, 1998. We are actively trying to expand our international presence, especially in the patient monitoring business.

     Our backlog of unfilled purchase orders for all our products was approximately $8.8 million as of December 31, 1998. Within the next 12 months, we expect to ship all of our current backlog. Because of customer changes in delivery schedules and the possible cancellation of orders, our backlog as of any particular date may not be representative of our actual sales for any succeeding fiscal period. Historically, order cancellations have not been significant. Our businesses are not inherently seasonal, although for some of our businesses orders and shipments in our first and second fiscal quarters have been historically lower than the third and fourth quarters.

MANUFACTURING AND ASSEMBLY

     Other companies manufacture components and subassemblies to our specifications. We then assemble our products at our facilities in California and Florida. Our patient monitoring and gas detection manufacturing facilities are all ISO 9001 certified. We generally obtain from a wide variety of suppliers the materials and supplies that we use to produce our products. We have not experienced any significant shortages. Although certain materials that we use in the manufacture of certain patient monitoring and gas detection devices are readily available from only a few suppliers, we do not anticipate any significant difficulties in obtaining any of these materials in the foreseeable future.

COMPETITION


     The patient monitoring markets in which we compete include MRI and general monitoring. We are aware of three current competitors in the worldwide MRI monitoring market. The general patient monitoring market is highly competitive and includes companies that are much larger than us with significantly greater financial resources. We estimate there are approximately 15 to 20 competitors in the general patient monitoring market.


     In the patient monitoring business, price is an important factor in hospital purchasing patterns as a result of cost containment pressures on the health care industry. To the extent that healthcare reform measures negatively affect the financial condition of hospitals and thereby reduce their capital purchases, we expect price to continue to play a large part as a basis of competition.

     The markets for our non-medical products are, in general, characterized by a relatively limited number of competitors; however, these markets are highly competitive. We estimate there are generally five to ten competitors in each of these markets.

GOVERNMENTAL REGULATION

     The patient monitoring devices we manufacture and market are subject to regulation by the FDA and, in some instances, corresponding state and foreign governmental agencies.

     Our existing medical devices were cleared for marketing in the United States through the FDA's section 510(k) premarket notification process. The 510(k) premarket notification process is available where the new product being submitted to the FDA can be compared to a pre-existing commercially available product that performs similar functions the FDA considers to be substantially equivalent. If a product does not meet the eligibility requirements for the 510(k) process, then its application must be submitted, instead, under the more time consuming and costly premarket approval procedure.

     Our manufacturing facilities and the manufacture of our products are subject to FDA regulations regarding registration of manufacturing facilities, compliance with FDA good manufacturing practices and the reporting of adverse events. The FDA's recently revised good manufacturing practices, titled "Quality System Regulation", now require preproduction design controls and implementation of a full quality assurance system along with standards for manufacturing processes and facilities and record keeping for device failure and complaint investigations. We are subject to periodic on-site inspection for compliance with such regulations. The FDA may also conduct investigations and evaluations of our products at its own initiative or in response to customer complaints or reports of malfunctions. If the FDA believes that its regulations have been violated, it has extensive enforcement authority including the power to seize, embargo or restrain entry of products from the market and to prohibit the operation of manufacturing facilities until the noted deficiencies are corrected to their satisfaction. We believe we are in compliance with all applicable FDA regulations.

     We seek, where appropriate, to comply with the certification and safety standards of various organizations such as Underwriters' Laboratories, the Canadian Standards Association and the various safety and test regulations of the European Community.

     The manufacture and testing of our safety products and medical devices requires us to handle and store small quantities of a wide variety of chemicals, some of which are highly toxic. Certain of these chemicals pose a serious threat to workers and others who may come in contact with them if improperly used or handled. Most municipalities, including those in which we are presently located, now require that the proposed storage and use of dangerous chemicals receive local approval. State air quality boards, or similar agencies, must also approve the venting, and certain other aspects of handling, of these types of chemicals. These municipal and state agencies may, as a condition to the granting of approvals and permits, impose certain procedural limitations on our storage and handling of these chemicals and structural requirements on the facilities where these chemicals are stored and used. They also impose record keeping and reporting requirements on the users of these chemicals.

     We believe that we presently are in compliance with all applicable material environmental regulations. Compliance with these requirements has not, to date, had a material effect on our capital expenditures, earnings or competitive position. Nonetheless, environmental regulation at the local, state and national levels is still evolving, and the possibility exists that more stringent limitations and requirements may become applicable to us.

EMPLOYEES

     As of December 31, 1998 we had 297 employees, all of whom were full-time. We are not a party to any collective bargaining agreement and have not experienced a strike or work stoppage. We consider our relations with our employees to be good.

PROPERTIES

     The following table sets forth information with respect to the real property owned or leased by us which we consider material to our business.


-------------------------------------------------------------------------------
                           GENERAL CHARACTER            OWNERSHIP OR DATE OF
        LOCATION           AND USE OF THE PROPERTY       EXPIRATION OF LEASE
-------------------------------------------------------------------------------
  Pleasanton, California   3,200 square-foot                 April 2001
                           headquarters facility
-------------------------------------------------------------------------------
   Fremont, California     17,000 square-foot                March 2001
                           building used as our
                           manufacturing and
                           distribution facility for
                           our gas calibration and
                           process control products
-------------------------------------------------------------------------------
    Orlando, Florida       42,000 square-foot                   Owned
                           building used as the
                           manufacturing,
                           distribution and
                           administrative facility
                           for our patient
                           monitoring products
-------------------------------------------------------------------------------
  Cucamonga, California    24,000 square-foot               December 1999
                           building used as the
                           manufacturing,
                           distribution and
                           administrative facility
                           for our oxygen monitoring
                           products
-------------------------------------------------------------------------------
    Miramar, Florida       9,000 square-foot                 August 1999
                           building used as the
                           manufacturing,
                           distribution and
                           administrative facility
                           for our gas detection and
                           monitoring products
-------------------------------------------------------------------------------

     We are currently negotiating new leases for our facilities in Cucamonga and Miramar. These facilities may be moved to different locations in the same area. We do not believe that the cost of any such relocation would be material to us. We also believe that this will not interrupt our business.

     We consider our present facilities to be sufficient for our current operations. However, from time to time, we may lease smaller facilities as our needs dictate.

LEGAL PROCEEDINGS

     Our medical device subsidiary, Invivo Research, is one of two third-party defendants named in a lawsuit by Southern Nevada Surgical Center and Surgex Southern Nevada, Inc. in Nevada state court. The underlying action in this matter stems from an incident involving a surgical patient undergoing a procedure at the Southern Nevada Surgical Center. The patient suffered a serious permanent brain injury. A lawsuit was filed on behalf of the patient against the surgical center and the anesthesiologist who monitored the patient. A substantial settlement was made to the patient by the defendants in that action. Southern Nevada Surgical Center and Surgex are now seeking indemnity and contribution of approximately $14 million from the manufacturer of the anesthetic gas machine and Invivo Research, which manufactured the vital signs monitor used in this procedure. Southern Nevada Surgical Center and Surgex are alleging that both the anesthetic gas machine and the vital signs monitor were defective. This matter is scheduled to commence trial on June 6, 1999. Any judgment against us that exceeds the amount that our insurer is required to pay could have a material adverse effect on our business and results of operations.



     In addition to the legal proceeding described above, we are subject to other various legal proceedings that arise in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we believe that none of such proceedings, individually or in the aggregate, will have a material adverse effect on our business or results of operations.

                            DIRECTORS AND MANAGEMENT

     Our executive officers and directors as of December 31, 1998, are listed below, together with brief accounts of their business experience and certain other information.


                    NAME                   AGE                   POSITION
                    ----                   ---                   --------
    James B. Hawkins.....................  43     President, Chief Executive Officer,
                                                  Secretary and Director
    John F. Glenn........................  37     Vice President, Finance and Chief
                                                  Financial Officer
    F. Larry Young.......................  39     Vice President, Operations
    Ernest C. Goggio.....................  76     Chairman of the Board of Directors
    Laureen DeBuono......................  41     Director
    George S. Sarlo......................  61     Director
    Roger Susi...........................  45     Director


     James B. Hawkins has been President, Chief Executive Officer and a Director of Invivo and its predecessor since August 1985. He also has served as Secretary of Invivo since July 1986. Mr. Hawkins has served as a Director of Pillar Corporation, a major stockholder in Invivo, since August 1987. Pillar Corporation, based in Milwaukee, Wisconsin, manufactures heat induction and melting equipment for the metals industry. He earned his undergraduate degree in Business Commerce from Santa Clara University and a MBA in Finance from San Francisco State University.

     John F. Glenn was appointed Vice President, Finance and Chief Financial Officer of Invivo in November 1990. From September 1988 to November 1990, Mr. Glenn was employed by Pillar Corporation as Vice President, Finance and Chief Financial Officer. From August 1983 to September 1988, he served in various capacities with First Interstate Bank. Mr. Glenn earned his undergraduate degree in Business Administration from University of Nevada, Reno and his MBA in Finance from the University of Santa Clara.

     F. Larry Young has been Vice President, Operations of Invivo since April 1990 and the Chief Operating Officer of our Lumidor Safety Products subsidiary since August 1996. From September 1986 to April 1990, Mr. Young was Vice President, Manufacturing of Invivo. Prior to joining Invivo's predecessor as Manufacturing Manager in July 1985, he served for four years in various managerial capacities with Apple Computer, Inc.

     Ernest C. Goggio has served as Chairman of the Board of Directors of Invivo since November 1986. He has been the President and Chairman of the Board of Pillar Corporation since 1966 and is Pillar's majority stockholder.

     Laureen DeBuono has been a Director of Invivo since February 1998. Ms. DeBuono is Chief Operating Officer and Chief Financial Officer of ReSound Corporation, a health care company that manufactures and markets advanced hearing devices, a position she has held since October 1998. From 1992 to April 1998, Ms. DeBuono was Executive Vice President and General Counsel of Nellcor Puritan Bennett Inc., a medical device company.

     George S. Sarlo has been a Director of Invivo since January 1991. He has been a general partner of the Walden Group of venture capital funds since 1974. Mr. Sarlo also founded and has served as Chairman of the Board of Directors of Ashfield and Co., Inc., an investment management company, since 1973.

     Roger Susi has been a Director of Invivo since December 1998. Mr. Susi is Chairman of the Board of Directors of our Invivo Research subsidiary. Mr. Susi founded and served as President of Invivo Research from 1979 to November 1998.

                              SELLING STOCKHOLDER


     The following table sets forth certain information regarding the beneficial ownership of our common stock for the selling stockholder immediately prior to the offerings and after giving effect to the sale by him of shares of our common stock in connection with the offering. Except as otherwise indicated, we believe that the person listed below, based on information provided by such owner, has sole investment and voting power with respect to the common stock shown below as being beneficially owned by him, subject to community property laws where applicable.


                                    SHARES BENEFICIALLY    NUMBER OF   SHARES BENEFICIALLY
                                       OWNED PRIOR TO       SHARES       OWNED AFTER THE
                                          OFFERING          OFFERED         OFFERING
                                    --------------------   ---------   -------------------
                                     NUMBER     PERCENT                 NUMBER    PERCENT
                                    --------    --------               --------   --------
Ernest C. Goggio..................  514,986(1)    15.5%     200,000    314,986      7.6%
  4900 Hopyard Rd. Suite 210
  Pleasanton, CA 94588

-------------------------

(1) Includes 28,000 shares of common stock issuable upon the exercise of stock options exercisable within 60 days and 463,986 shares of our common stock owned by Pillar Corporation, of which Mr. Goggio is President and majority stockholder.


     Mr. Goggio has served as Chairman of the Board of Directors of Invivo since November 1986. He is also the President, Chairman of the Board and majority stockholder of Pillar Corporation, which is an affiliate of Invivo.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 5,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. The following discussion of the material features of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation (as amended) and restated bylaws, which are incorporated by reference to the registration statement of which this prospectus is a part.

COMMON STOCK

     On December 31, 1998, 3,286,768 shares of common stock were outstanding. The outstanding shares are, and the shares offered by us will be, when issued, fully paid and nonassessable. Upon completion of this offering, we will have outstanding 4,138,268 shares of common stock. If the over-allotment option is exercised in full, we will have outstanding 4,245,768 shares of common stock. As of December 31, 1998, we had outstanding options to purchase 751,875 shares of our common stock, 385,750 of which were then exercisable.


     The holders of shares of common stock elect all directors, are entitled to one vote per share and are not entitled to cumulate their votes in the election of directors. Holders of record are entitled to receive dividends when and if declared by the board of directors out of legally available funds. Upon any liquidation, dissolution or winding up of us, holders of common stock are entitled to share pro rata in any amounts available for distribution to the stockholders after payment of all creditors and liquidation preferences of any preferred stock that may be outstanding. Stockholders have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock may become subject to those of holders of preferred stock if we were to issue preferred stock in the future.



     Following the completion of this offering, our officers and directors and their affiliates will own approximately 17.7% (16.2% if the underwriters' over-allotment option is exercised in full) of our outstanding common stock, assuming no exercise of outstanding stock options. As a result, such persons will continue to be able to exert significant influence over the outcome of matters submitted to a vote of stockholders, including the election of directors.



     We have agreed, as have each of our Directors and our Chief Executive Officer, subject to certain exceptions, not to sell any shares of common stock for a period of 75 days after the date of completion of this offering without the prior written consent of Cruttenden Roth Incorporated. During this lock-up period, however, we will be permitted to (i) grant options to purchase shares of common stock pursuant to our stock option plans and (ii) issue shares of common stock upon the exercise of options granted pursuant to the stock option plans.


PREFERRED STOCK

     The board of directors has authority to establish, from time to time, various series of preferred stock. When the board of directors establishes a series of preferred stock, it will determine the rights, preferences and privileges of that series, including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series and the description thereof. No shares of preferred stock have been issued, and we have no present plans to issue any such shares. The board of directors can, without stockholder approval, issue preferred stock with voting and conversion rights which could dilute the voting rights of the common stockholders. In addition, the ability to issue such shares could deter tender offers which could be in the best interest of our stockholders and prolong the tenure of management.

DELAWARE LAW

     We are a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date on which such person became an interested stockholder. This limitation is subject to certain exceptions, such as the approval of such a business combination by the board of directors and the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of Section 203 would be expected to have an anti-takeover effect, possibly inhibiting takeover attempts that might otherwise result in a premium over the market price being paid for the shares of common stock held by stockholders.

TRANSFER AGENT

     Our transfer agent and registrar for our common stock is U.S. Stock Transfer, Glendale, California.

                        SHARES ELIGIBLE FOR FUTURE SALE


     There will be 4,138,268 shares of common stock outstanding immediately after the offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except for shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. All of the remaining shares are also freely tradable, except that shares held by affiliates are subject to Rule 144 or the availability of another exemption. We, our Chief Executive Officer and each of our Directors have agreed, subject to certain exceptions, not to sell any shares of common stock for a period of 75 days after the date of completion of this offering without the prior written consent of Cruttenden Roth Incorporated. During this lock-up period, however, we will be permitted to (i) grant options to purchase shares of common stock pursuant to our stock option plan and (ii) issue shares of common stock upon the exercise of options granted pursuant to the stock option plan.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below, for whom Cruttenden Roth Incorporated is acting as representative, have agreed to purchase from us and the selling stockholder, and we and the selling stockholder have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite each underwriter's name below.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
Cruttenden Roth Incorporated................................
Gerard Klauer Mattison & Co., Inc...........................
                                                              ---------
          Total.............................................  1,050,000
                                                              =========

     The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from our counsel and independent public accountants. The nature of the underwriters' obligation is such that they are committed to purchase and pay for all the shares of common stock if any are purchased.

     We and the selling stockholder have been advised by the representative that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at such price less a concession not
in excess of $     per share. The underwriters may allow, and such selected
dealers may reallow, a discount not in excess of $     per share to certain
brokers and dealers. After the public offering of the shares, the public offering price and other selling terms may be changed by the representative. No change in such terms shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.


     We have granted an option to the underwriters, exercisable for a period of 45 days after the date of this prospectus, to purchase up to an additional 107,500 shares of our common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. James B. Hawkins, our Chief Executive Officer, has granted an option to the underwriters to purchase an additional 50,000 shares of our common stock on the same terms and conditions. The underwriters may exercise this option only to cover over-allotments, if any. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares of common stock in approximately the same proportion as set forth in the above table.



     Our Chief Executive Officer and our Directors have agreed that they will not, without the prior written consent of Cruttenden Roth Incorporated (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, offer, pledge, sell, contract to sell, sell any option or contract to purchase, sell short, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 75 days after the date of completion of this offering. Cruttenden Roth Incorporated, on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, we have agreed that, for a period of 75 days after the date of completion of this offering, we will not, without the consent of Cruttenden Roth Incorporated, make any offering, purchase, or sale or other disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of common stock (or agreement for such) except for (i) the grant of options to purchase shares of common stock pursuant to our stock option plans and (ii) the issuance of shares of common stock issued pursuant to the exercise of options granted under such plan.


     The representative has advised us that it does not expect any sales of the shares of common stock offered hereby to be made to discretionary accounts controlled by the underwriters.

     The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against certain liabilities under the Securities Act or will contribute to payments the underwriters and their controlling persons may be required to make in respect thereof. We are generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any untrue statement of a material fact contained in this prospectus or in related documents filed with the Securities and Exchange Commission or with any state securities administrator or arising out of any omission to state in any of such documents any material fact required to be stated in such documents or necessary to make the statements made in such documents, in light of the circumstances under which they were made, not misleading. In addition, we are generally obligated to indemnify the underwriters and their respective controlling persons in connection with losses or claims arising out of any breach of any representation, warranty, agreement or covenant of Invivo contained in the underwriting agreement. The selling stockholder has similar indemnification obligations to the underwriters and their respective controlling persons in connection with losses or claims arising out of his representations, warranties, agreements, covenants, statements and omissions.

     The foregoing is a summary of the principal terms of the underwriting agreement; it does not purport to be complete and is qualified in its entirety by reference to the form of underwriting agreement that has been filed as an exhibit to our registration statement of which this prospectus is a part.

     To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares in connection with this offering (i.e., sell more shares than are set forth on the cover page of this prospectus), thereby creating a "short position" in the underwriters' syndicate account. To cover such over-allotments or to stabilize the market price of the shares, the underwriter may bid for, and purchase, shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Any of these activities may maintain the market price of the shares at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time.

                                 LEGAL MATTERS


     The legality of the common stock offered hereby will be passed on for us by Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, Palo Alto, California. Certain legal matters will be passed on for the underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California.


                                    EXPERTS

     The consolidated financial statements of Invivo Corporation and subsidiaries as of June 30, 1997 and 1998, and for each of the years in the three-year period ended June 30, 1998, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents previously filed by us with the Securities and Exchange Commission under Section 13(a) or 15(d) of the Exchange Act (File No. 0-15963) are incorporated herein by reference: (i) annual report on Form 10-K/A for the year ended June 30, 1998 (filed February 9, 1999); and (ii) quarterly reports on Form 10-Q for the quarters ended September 30, 1998 (filed November 12, 1998) and December 31, 1998 (filed February 9, 1999).

     In this prospectus we have incorporated certain documents by reference. If any statement in this prospectus modifies or supersedes a statement in one of those documents, we incorporate the earlier statement only to the extent that the later statement does not modify or supersede it. The same applies for any statement in an earlier document which is modified or superseded by a statement in a later document which this prospectus incorporates by reference.

     We will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits to any such document unless such exhibits are specifically incorporated by reference into such document). Requests for such copies should be directed to:

                              Corporate Secretary
                               Invivo Corporation
                            4900 Hopyard Road, #210,
                          Pleasanton, California 94588
                            Telephone (925) 468-7600

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the common stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference to such exhibit.

     Copies of the registration statement, the documents incorporated by reference into this prospectus and other documents that we file with the Securities and Exchange Commission may be examined without charge at the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. You may obtain information regarding the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-1330. The Commission maintains a World Wide Web site that contains registration statements, reports, proxy and information statements and other information regarding registrants (including Invivo) that file electronically with the Commission. The address of such World Wide Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets -- as of June 30, 1997 and 1998
  and December 31, 1998 (unaudited).........................  F-3
Consolidated Statements of Income -- years ended June 30,
  1996, 1997 and 1998 and six months ended December 31, 1997 and 1998 (unaudited)......................................  F-4
Consolidated Statements of Stockholders' Equity -- years
  ended June 30, 1996, 1997 and 1998 and six months ended
  December 31, 1998 (unaudited).............................  F-5
Consolidated Statements of Cash Flows -- years ended June
  30, 1996, 1997 and 1998 and six months ended December 31,
  1997 and 1998 (unaudited).................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Invivo Corporation:

     We have audited the accompanying consolidated balance sheets of Invivo Corporation and subsidiaries (the Company) as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Invivo Corporation and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

                                              KPMG LLP

July 30, 1998

                      INVIVO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                          JUNE 30,       JUNE 30,     DECEMBER 31,
                                            1997           1998           1998
                                         -----------    ----------    -------------
                                                                       (UNAUDITED)
Current assets:
  Cash and cash equivalents............  $   171,100       554,100        606,500
  Trade receivables, less allowance for
     doubtful accounts of $371,000 as
     of June 30, 1997, $288,000 as of
     June 30, 1998, and $455,748 as of
     December 31, 1998.................    7,898,800    10,277,000     10,583,800
  Inventories..........................    7,100,900     7,282,400      7,495,300
  Deferred income taxes................      802,300     1,138,000      1,138,000
  Prepaid expenses and other current
     assets............................      516,200       451,400        470,400
                                         -----------    ----------     ----------
          Total current assets.........   16,489,300    19,702,900     20,294,000
Property and equipment, net............    4,460,100     4,441,100      4,856,500
Intangible assets......................    5,442,400     5,748,700      5,664,300
Other assets...........................      219,700       302,600        286,200
                                         -----------    ----------     ----------
                                         $26,611,500    30,195,300     31,101,000
                                         ===========    ==========     ==========
                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................    2,871,000     3,139,100      2,353,900
  Accrued expenses.....................    2,153,200     2,679,700      2,920,600
  Current portion of long-term debt and
     bank borrowings...................    3,487,900     3,087,200      2,424,800
  Income taxes payable.................      481,200     1,433,200      1,146,500
  Other................................       21,900            --             --
                                         -----------    ----------     ----------
          Total current liabilities....    9,015,200    10,339,200      8,845,800
Long-term debt, excluding current
  portion..............................    1,584,400     1,479,800      2,066,600
Deferred income taxes..................      145,400       156,000        156,000
Other..................................       52,000        52,000         52,000
                                         -----------    ----------     ----------
          Total liabilities............   10,797,000    12,027,000     11,120,400
                                         -----------    ----------     ----------
Stockholders' equity:
  Common stock, $.01 par value;
     authorized shares -- 5,000,000;
     issued and outstanding
     shares -- 3,255,668 as of June 30,
     1997, 3,269,418 as of June 30,
     1998, and 3,286,768 as of December
     31, 1998..........................       32,557        32,694         32,868
  Additional paid-in capital...........   12,787,443    12,878,606     13,038,232
  Retained earnings....................    2,994,500     5,257,000      6,909,500
                                         -----------    ----------     ----------
          Total stockholders' equity...   15,814,500    18,168,300     19,980,600
Commitments and contingencies..........
                                         -----------    ----------     ----------
                                         $26,611,500    30,195,300     31,101,000
                                         ===========    ==========     ==========

          See accompanying notes to consolidated financial statements.

                      INVIVO CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                    SIX MONTHS ENDED
                                 YEAR ENDED JUNE 30,                  DECEMBER 31,
                        -------------------------------------   -------------------------
                           1996          1997         1998         1997          1998
                        -----------   ----------   ----------   -----------   -----------
                                                                (UNAUDITED)   (UNAUDITED)
Sales.................  $31,390,900   35,903,500   40,651,400   19,107,300    23,410,800
Cost of goods sold....   15,810,900   18,618,900   20,956,600    9,948,000    11,665,300
                        -----------   ----------   ----------   ----------    ----------
          Gross
             profit...   15,580,000   17,284,600   19,694,800    9,159,300    11,745,500
                        -----------   ----------   ----------   ----------    ----------
Operating expenses:
  Selling, general,
     and
     administrative...    9,690,700   14,174,300   13,428,500    6,256,000     7,707,200
  Research and
     experimental.....    2,095,400    2,448,800    2,455,000    1,250,200     1,413,100
                        -----------   ----------   ----------   ----------    ----------
          Total
             operating
           expenses...   11,786,100   16,623,100   15,883,500    7,506,200     9,120,300
                        -----------   ----------   ----------   ----------    ----------
          Income from
         operations...    3,793,900      661,500    3,811,300    1,653,100     2,625,200
Other income
  (expense):
  Interest expense....     (175,200)    (251,400)    (387,300)    (195,200)     (159,900)
  Other, net..........      126,700       67,900        4,000       24,100        (1,300)
                        -----------   ----------   ----------   ----------    ----------
          Income
             before
             income
             taxes....    3,745,400      478,000    3,428,000    1,482,000     2,464,000
Income tax expense....    1,273,400      162,500    1,165,500      478,900       811,500
                        -----------   ----------   ----------   ----------    ----------
          Net
             income...  $ 2,472,000      315,500    2,262,500    1,003,100     1,652,500
                        ===========   ==========   ==========   ==========    ==========
Basic net income per
  common share........  $       .77          .10          .69          .31           .50
                        ===========   ==========   ==========   ==========    ==========
Weighted average
  common shares
  outstanding
  (basic).............    3,216,362    3,239,187    3,264,966    3,260,646     3,273,667
                        ===========   ==========   ==========   ==========    ==========
Diluted net income per
  common share........  $       .72          .09          .66          .30           .47
                        ===========   ==========   ==========   ==========    ==========
Weighted average
  common shares
  outstanding
  (diluted)...........    3,455,501    3,445,326    3,426,718    3,393,748     3,551,454
                        ===========   ==========   ==========   ==========    ==========

          See accompanying notes to consolidated financial statements.

                      INVIVO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                               COMMON STOCK       ADDITIONAL                    TOTAL
                            -------------------    PAID-IN      RETAINED    STOCKHOLDERS'
                             SHARES     AMOUNT     CAPITAL      EARNINGS       EQUITY
                            ---------   -------   ----------   ----------   -------------
Balances as of June 30,
  1995....................  3,200,043   $32,000   12,377,100      207,000    12,616,100
Exercise of stock
  options.................     25,950       260       83,840           --        84,100
Tax benefit from exercise
  of options..............         --        --      103,400           --       103,400
Net income................         --        --           --    2,472,000     2,472,000
                            ---------   -------   ----------   ----------    ----------
Balances as of June 30,
  1996....................  3,225,993    32,260   12,564,340    2,679,000    15,275,600
Exercise of stock
  options.................     29,675       297      160,703           --       161,000
Tax benefit from exercise
  of Options..............         --        --       62,400           --        62,400
Net income................         --        --           --      315,500       315,500
                            ---------   -------   ----------   ----------    ----------
Balances as of June 30,
  1997....................  3,255,668    32,557   12,787,443    2,994,500    15,814,500
Exercise of stock
  options.................     13,750       137       76,863           --        77,000
Tax benefit from exercise
  of Options..............         --        --       14,300           --        14,300
Net income................         --        --           --    2,262,500     2,262,500
                            ---------   -------   ----------   ----------    ----------
Balances as of June 30,
  1998....................  3,269,418    32,694   12,878,606    5,257,000    18,168,300
Exercise of stock options
  (unaudited).............     17,350       174      107,926           --       108,100
Tax benefit from exercise
  of options
  (unaudited).............         --        --       51,700           --        51,700
Net income (unaudited)....         --        --           --    1,652,500     1,652,500
                            ---------   -------   ----------   ----------    ----------
Balances as of December
  31, 1998 (unaudited)....  3,286,768   $32,868   13,038,232    6,909,500    19,980,600
                            =========   =======   ==========   ==========    ==========

          See accompanying notes to consolidated financial statements.

                      INVIVO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                SIX MONTHS ENDED
                                            YEAR ENDED JUNE 30,                   DECEMBER 31,
                                  ---------------------------------------   -------------------------
                                     1996          1997          1998          1997          1998
                                  -----------   -----------   -----------   -----------   -----------
                                                                            (UNAUDITED)   (UNAUDITED)
Cash flows from operating
  activities:
  Net income....................  $ 2,472,000       315,500     2,262,500     1,003,100    1,652,500
  Adjustments to reconcile net
    income to net cash provided
    by (used in) operating
    activities:
    Depreciation and
      amortization..............      601,400       745,900       760,000       386,500      437,000
    Loss on disposal of property
      and equipment.............       31,200        21,200        64,800            --        9,200
    Changes in operating assets
      and liabilities:
      Trade receivables.........     (215,900)   (1,483,300)   (2,378,200)   (1,911,600)    (306,800)
      Inventories...............     (412,500)   (1,596,500)     (181,500)      268,000     (212,900)
      Deferred income taxes.....      (72,300)     (230,600)     (310,700)           --           --
      Prepaid expenses and other
         current assets.........     (128,000)       68,300        64,800       121,700      (19,000)
      Accrued expenses..........      (65,900)      251,900       526,500       (91,000)     240,900
      Accounts payable..........      292,800     1,234,700       268,100       (24,000)    (785,200)
      Income taxes payable......      220,500       158,700       952,000       595,800     (235,000)
      Other current
         liabilities............        2,600       (71,000)      (21,900)       (3,100)          --
                                  -----------   -----------   -----------   -----------   ----------
         Net cash provided by
           (used in) operating
           activities...........    2,725,900      (585,200)    2,006,400       345,400      780,700
                                  -----------   -----------   -----------   -----------   ----------
Cash flows from investing
  activities:
  Capital expenditures..........     (769,300)   (2,380,500)     (646,800)     (217,400)    (777,300)
  Proceeds from sale of property
    and equipment...............       17,000        69,400            --            --           --
  Intangible assets.............     (987,900)           --      (232,600)           --     (232,600)
  Other assets..................     (297,400)      149,800       (82,900)     (108,000)      16,400
                                  -----------   -----------   -----------   -----------   ----------
         Net cash used in
           investing
           activities...........   (2,037,600)   (2,161,300)     (962,300)     (325,400)    (993,500)
                                  -----------   -----------   -----------   -----------   ----------
Cash flows from financing
  activities:
  Issuances of common stock.....       84,100       161,000        76,900        71,000      108,200
  Bank borrowings (repayments),
    net.........................    1,800,000     2,545,000      (645,000)      (62,400)     209,000
  Principal payments under long-
    term debt and other
    liabilities.................   (2,457,800)     (224,600)      (93,000)      (40,800)     (52,000)
                                  -----------   -----------   -----------   -----------   ----------
         Net cash provided by
           (used in) financing
           activities...........     (573,700)    2,481,400      (661,100)      (32,200)     265,200
                                  -----------   -----------   -----------   -----------   ----------
Net increase (decrease) in cash
  and cash equivalents..........      114,600      (265,100)      383,000       (12,200)      52,400
Cash and cash equivalents at
  beginning of year.............      321,600       436,200       171,100       171,100      554,100
                                  -----------   -----------   -----------   -----------   ----------
Cash and cash equivalents at end
  of year.......................  $   436,200       171,100       554,100       158,900      606,500
                                  ===========   ===========   ===========   ===========   ==========

          See accompanying notes to consolidated financial statements.

                      INVIVO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS AND ACCOUNTING POLICIES

THE COMPANY

     Invivo Corporation and subsidiaries (the Company) are engaged in the design, manufacture, and marketing of sensor-based instruments for health, safety, and industrial process control applications.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents are comprised primarily of U.S. Treasury securities and money market funds.

INVENTORIES

     Inventories are stated at the lower of cost or market on a first-in, first-out basis.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets, generally three to seven years. Leasehold improvements and assets under capital leases are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the related asset.

INCOME TAXES

     The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

INTANGIBLE ASSETS

     Intangible assets include patents and the cost in excess of amounts otherwise assigned to net assets of businesses acquired (goodwill). Patents are amortized on a straight-line basis over their approximate useful lives, not to exceed 17 years. Goodwill is amortized on a straight-line basis over 40 years. The Company assesses the recoverability of goodwill by projecting results of operations over the remaining useful lives of the businesses acquired.

                      INVIVO CORPORATION AND SUBSIDIARIES

Accumulated amortization as of June 30, 1997 and 1998 was approximately $708,400 and $867,500, respectively. Amortization expense was approximately $136,100, $153,400 and $159,100 for 1996, 1997, and 1998, respectively.

BASIC AND DILUTED NET INCOME PER COMMON SHARE

     The Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share, requires the presentation of basic net income per share and diluted net income per share. The Company adopted the provisions of SFAS No. 128 for the year ended June 30, 1998 and prior periods have been restated to conform to SFAS No. 128.

REVENUE RECOGNITION

     The Company recognizes revenue and all related costs upon shipment of products to its customers.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment whenever events or changes indicate that the carrying amount of an asset may not be recoverable. The Company has identified no long-lived assets or identifiable intangibles which are considered impaired.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values because of their short maturities.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs related to the design, development and testing of new monitors, applications and technologies are charged to expense as incurred.

ACCOUNTING FOR STOCK OPTIONS

     Prior to June 30, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25,

                      INVIVO CORPORATION AND SUBSIDIARIES

Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On June 30, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employees stock option grants made in 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure as required by SFAS No. 123.

NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, is effective for years beginning after December 15, 1997. The Company will adopt this standard for fiscal year 1999.

UNAUDITED INTERIM INFORMATION

     The information presented as of December 31, 1998, and for the six-month periods ended December 31, 1997 and 1998, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments necessary to present fairly the Company's financial position as of December 31, 1998, and the results of its operations and its cash flows for the six months ended December 31, 1997 and 1998.

(2) ACQUISITION OF INVIVO RESEARCH INC.

     On December 31, 1992, the Company acquired 80% of the outstanding common stock of Invivo Research Inc., a company which designs, manufactures, and markets sensor-based patient safety devices.

     In fiscal 1994, the Company entered into an agreement to acquire the remaining 20% of the Invivo Research Inc. shares. Under this agreement, the purchase price for the remaining shares is to be paid in five installments. One installment in the amount of $987,000 was paid during fiscal 1996. During fiscal 1998, the Company accrued for a second installment in the amount of $465,000, of which $232,600 was paid as of June 30, 1998. The three remaining installments will become payable on March 15, 1999 and will be based on calendar year 1998 results. The value of each installment will be determined based upon a formula involving after-tax profits, subject to a minimum share price if certain milestones are achieved. As of February 1999, the total remaining purchase price is estimated to be approximately $2,900,000 (unaudited).

                      INVIVO CORPORATION AND SUBSIDIARIES

(3) INVENTORIES

     A summary of inventories as of June 30 follows:

                                            1997         1998
                                         ----------    ---------
Raw materials..........................  $3,804,500    3,842,100
Work in process........................   1,180,100    2,126,000
Finished goods.........................   2,116,300    1,314,300
                                         ----------    ---------
                                         $7,100,900    7,282,400
                                         ==========    =========

(4) PROPERTY AND EQUIPMENT

     A summary of property and equipment as of June 30 follows:

                                          1997           1998
                                       -----------    ----------
Land and building....................  $ 2,324,800     2,329,500
Equipment............................    3,935,800     4,467,900
Furniture and fixtures...............      960,100     1,003,800
Vehicles.............................      147,000       148,500
                                       -----------    ----------
                                         7,367,700     7,949,700
Less accumulated depreciation and
  amortization.......................   (2,907,600)   (3,508,600)
                                       -----------    ----------
                                       $ 4,460,100     4,441,100
                                       ===========    ==========

                      INVIVO CORPORATION AND SUBSIDIARIES

(5) DEBT AND BANK BORROWINGS

     A summary of debt and bank borrowings as of June 30 follows:

                                          1997           1998
                                       -----------    ----------
Installments payable on the purchase
  of the remaining shares of Invivo
  Research (note 2). Amount is
  payable in monthly installments of
  $38,778 through December 31,
  1998...............................  $        --       232,600
Term loan payable in monthly
  installments of approximately
  $8,700, including interest at
  8 1/2%; secured by land and
  building...........................    1,677,300     1,584,400
Borrowings under the $5,000,000
  revolving loan, which expires and
  is payable on December 1, 1998;
  collateralized by accounts
  receivable and inventory and
  equipment; interest payable monthly
  at LIBOR plus 2.0% or the prime
  rate...............................    3,395,000     2,750,000
                                       -----------    ----------
                                         5,072,300     4,567,000
Less current portion.................   (3,487,900)   (3,087,200)
                                       -----------    ----------
                                       $ 1,584,400     1,479,800
                                       ===========    ==========

     The aggregate maturities of long-term debt as of June 30, 1998 are as follows:

Year ending June 30,
  1999.....................................  $3,087,200
  2000.....................................     104,600
  2001.....................................     104,600
  2002.....................................     104,600
  2003.....................................     104,600
Thereafter.................................   1,061,400
                                             ----------
                                             $4,567,000
                                             ==========

     In December 1997, the Company and its bank lender agreed to renew the revolving $5,000,000 loan to December 1, 1998. In the second quarter of fiscal 1999, the Company increased its bank line of credit to $7,500,000 from $5,000,000, renewed the line of credit from December 1, 1998 to December 1, 1999, and added a $1,000,000 three-year term loan (unaudited). The revolving loan requires the Company to maintain a minimum tangible net worth, a maximum ratio of total liabilities to tangible net worth, a minimum working capital balance, quarterly profitability, a minimum debt service ratio, and prohibits the Company from paying dividends. As of June 30, 1998, $2,250,000 was available under the line of credit.

                      INVIVO CORPORATION AND SUBSIDIARIES

(6) ACCRUED EXPENSES

     A summary of accrued expenses as of June 30 follows:

                                            1997         1998
                                         ----------    ---------
Accrued compensation and benefits......  $1,245,400    2,062,500
Other..................................     907,800      617,200
                                         ----------    ---------
                                         $2,153,200    2,679,700
                                         ==========    =========

(7) LEASE COMMITMENTS

     The Company leases certain facilities and equipment under operating leases. The facilities' leases require the Company to pay certain executory costs such as taxes, insurance, and maintenance. Rent expense related to operating leases was approximately $416,900, $385,000 and $422,200 for the years ended June 30, 1996, 1997, and 1998, respectively.

     A summary of future minimum lease payments required under noncancelable operating leases with terms in excess of one year, net of sublease rental income, as of June 30, 1998 follows:

Fiscal year ending
  1999.......................................  $411,500
  2000.......................................   250,500
  2001.......................................   156,300
  2002.......................................     5,100
  2003.......................................     1,900
                                               --------
  Future minimum lease payments..............  $825,300
                                               ========

                      INVIVO CORPORATION AND SUBSIDIARIES

(8) INCOME TAXES

     A summary of the components of income tax expense (benefit) for the years ended June 30 are as follows:

                                       CURRENT      DEFERRED      TOTAL
                                      ----------    --------    ---------
1996:
  Federal.........................    $1,101,800     (56,400)   1,045,400
  State...........................       243,900     (15,900)     228,000
                                      ----------    --------    ---------
                                      $1,345,700     (72,300)   1,273,400
                                      ==========    ========    =========
1997:
  Federal.........................       206,000    (179,000)      27,000
  State...........................       187,100     (51,600)     135,500
                                      ----------    --------    ---------
                                      $  393,100    (230,600)     162,500
                                      ==========    ========    =========
1998:
  Federal.........................     1,252,500    (284,000)     968,500
  State...........................       237,000     (40,000)     197,000
                                      ----------    --------    ---------
                                      $1,489,500    (324,000)   1,165,500
                                      ==========    ========    =========

     Amounts are based upon estimates and assumptions as of the date of this report and could vary significantly from amounts shown on the tax returns as filed.

     Deferred income taxes are attributable primarily to depreciation, accrued expenses, and allowances.

     The effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of June 30 are as follows:

                                        1996         1997         1998
                                      ---------    ---------    ---------
Deferred tax assets:
  Reserves and other accruals.......  $ 587,000      800,600    1,138,000
  Capital loss carryover............      1,500      199,400      199,400
  Accumulated depreciation..........         --        1,700           --
                                      ---------    ---------    ---------
          Gross deferred tax
             assets.................    588,500    1,001,700    1,337,400
Valuation allowance.................     (1,500)    (199,400)    (199,400)
                                      ---------    ---------    ---------
          Total deferred tax assets,
             less valuation
             allowance..............    587,000      802,300    1,138,000
                                      ---------    ---------    ---------
Deferred tax liabilities:
  Federal depreciation in excess
     of books.......................    (11,000)          --      (15,000)
  Acquired intangibles from
     acquisitions...................   (149,700)    (145,400)    (141,000)
                                      ---------    ---------    ---------
          Total deferred tax
             liabilities............   (160,700)    (145,400)    (156,000)
                                      ---------    ---------    ---------
Net deferred tax asset..............  $ 426,300      656,900      982,000
                                      =========    =========    =========

                      INVIVO CORPORATION AND SUBSIDIARIES

     There was no net change in the valuation allowance for the year ended June 30, 1998.

     Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax asset or that the amounts will be recovered from previously paid taxes.

     The following summarizes the differences between the income tax expense and the amount computed by applying the 34% federal statutory corporate rate to income before income taxes as follows:

                                         1996         1997        1998
                                      ----------    --------    ---------
Federal income tax at statutory
  rate..............................  $1,273,400     162,500    1,165,500
State income taxes..................     150,500     103,000      156,000
Utilization of research,
  experimental, and other credits...          --     (50,000)     (57,000)
Benefit of foreign sales
  corporation.......................    (111,500)   (135,500)    (204,000)
Permanent differences...............      21,000      44,000       54,000
Other...............................     (60,000)     38,500       51,000
                                      ----------    --------    ---------
                                      $1,273,400     162,500    1,165,500
                                      ==========    ========    =========

(9) STOCK OPTION PLAN

     The Company has established stock option plans to provide for the granting of stock options to employees (including officers and directors) at prices not less than the fair market value of the Company's common stock at the date of grant. Options vest ratably over 4 years and expire in 10 years. The Company has reserved 314,400 and 600,000 shares of its common stock for issuance under the 1986 and 1994 Plans, respectively. During 1998, the Company granted 123,500 shares of common stock.

     The fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model in accordance with SFAS No. 123 with the following assumptions for 1996, 1997 and 1998, respectively: risk free interest rates of 5.96%, 6.39% and 5.76%, dividend yield of 0% for all years, average expected lives of five years for all years and volatility of 55%, 55% and 58%.

     Had the Company determined compensation costs related to its stock option plans pursuant to SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below for the years noted:

                                                1996       1997       1998
                                             ----------   -------   ---------
Net income...................  As reported   $2,472,000   315,500   2,262,500
                               Pro forma      2,456,800    70,800   2,151,899
Basic net income per share...  As reported      .77         .10        .69
                               Pro forma        .75         .02        .66
Diluted net income per
  share......................  As reported      .72         .09        .66
                               Pro forma        .71         .02        .63

                      INVIVO CORPORATION AND SUBSIDIARIES

     Pro forma net income reflects only options granted in 1996, 1997 and 1998. Therefore, the full impact of calculating compensation cost for the Company's Plan under SFAS No. 123 is not reflected in the option's vesting period and compensation costs for options granted prior to July 1, 1995 are not considered.

     A summary of stock option activity for the years ended June 30, 1997 and 1998 follows:

                                                                                     WEIGHTED-
                                                                                      AVERAGE
                                                        WEIGHTED-                     EXERCISE
                                                         AVERAGE                       PRICE
                                            WEIGHTED-     GRANT        OPTIONS       BY OPTIONS
                                             AVERAGE       DATE      EXERCISABLE    EXERCISABLE
                                            EXERCISE       FAIR          AT              AT
                                  OPTIONS     PRICE       VALUE       YEAR END        YEAR END
                                  -------   ---------   ----------   -----------   --------------
June 30, 1996...................  364,400                              234,675         $3.59
  Granted.......................  197,000     11.47        5.39
  Exercised.....................  (29,675)     5.54
  Canceled......................  (15,625)     8.74
                                  -------
June 30, 1997...................  516,100      7.36                    267,638          4.19
  Granted.......................  123,500     10.00        5.41
  Exercised.....................  (13,750)     5.60
  Canceled......................   (9,875)     7.29
                                  -------
June 30, 1998...................  615,975      7.77                    328,401          5.51
                                  =======

                                     NUMBER       WEIGHTED-                 NUMBER
                                   OUTSTANDING     AVERAGE     WEIGHTED   EXERCISABLE   WEIGHTED-
            RANGE OF                   AT         REMAINING    AVERAGE        AT         AVERAGE
            EXERCISE                JUNE 30,     CONTRACTUAL   EXERCISE    JUNE 30,     EXERCISE
             PRICES                   1998          LIFE        PRICE        1998         PRICE
            --------               -----------   -----------   --------   -----------   ---------
$ 2.00- 5.13.....................    188,050        2.54        $2.80       188,050       $2.80
  7.00- 8.75.....................    128,175        6.86         7.35        82,225        4.53
 10.00-16.13.....................    299,750        8.74        11.07        58,126       12.15
                                     -------        ----        -----       -------       -----
                                     615,975        6.46         7.77       328,401        4.89
                                     =======                                =======

(10) SALARY DEFERRAL PLAN

     The Company's executive officers, together with all other eligible employees, may participate in the Company's 401(k) Salary Deferral Plan (the
Plan). Employees become eligible upon completion of one year of service. Each eligible employee receives a retirement benefit based upon accumulated contributions to the Plan by the employee and the Company plus any earnings on such contributions. The Company contributes an amount equal to 25% of the first 4% of compensation that the employee contributes. The Plan currently provides that participants vest 25% each year over a four year period in the

                      INVIVO CORPORATION AND SUBSIDIARIES

Company's contributions. Company contributions to the Plan for the years ended June 30, 1996, 1997, and 1998 were $43,200, $56,700 and $70,600, respectively.

(11) LEGAL PROCEEDINGS

     The Company is involved in litigation arising in the ordinary course of its business. While the ultimate results of such proceedings cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the Company's financial position or results of operations.

(12) MAJOR CUSTOMERS AND CREDIT RISK

     In fiscal 1996, 1997, and 1998 no individual customer accounted for greater than 10% of the Company's revenues or trade accounts receivable.

     The Company has a customer base that is diverse geographically and by industry. Customer credit evaluations are performed on an ongoing basis, and collateral is generally not required for trade accounts receivable. Management does not believe the Company has any significant concentration of credit risk as of June 30, 1998.

(13) INDUSTRY AND GEOGRAPHIC INFORMATION

     The Company operates in multiple industry segments and it markets its products in the United States and in foreign countries through its sales personnel and distributors. Export sales account for a portion of the Company's net revenue and are approximately summarized by geographic area as follows (in thousands):

                                                 YEAR ENDED JUNE 30,
                                             ---------------------------
                                              1996       1997      1998
                                             -------    ------    ------
United States..............................  $25,000    27,900    31,300
Export:
  Europe...................................    1,400     2,200     2,400
  Pacific Rim..............................    2,300     2,600     2,000
  Other international......................    2,700     3,200     5,000
                                             -------    ------    ------
          Total net sales..................  $31,400    35,900    40,700
                                             =======    ======    ======

                      INVIVO CORPORATION AND SUBSIDIARIES

(14) SUPPLEMENTAL CASH FLOWS INFORMATION

     Noncash investing and financing activities and supplemental cash flow information are summarized as follows:

                                                                   SIX MONTHS ENDED
                                   YEAR ENDED JUNE 30,               DECEMBER 31,
                              ------------------------------   -------------------------
                                 1996       1997      1998        1997          1998
                              ----------   -------   -------   -----------   -----------
                                                               (UNAUDITED)   (UNAUDITED)
Tax benefit associated with
  exercise of stock
  options...................  $  103,400    62,400    14,300      11,300         51,700
Cash paid:
  Income taxes..............   1,076,700   234,800   875,158     211,000      1,033,300
  Interest..................     175,300   293,100   389,274     195,200        157,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

             , 1999

                                      LOGO

                        1,050,000 SHARES OF COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                                CRUTTENDEN ROTH
                                  INCORPORATED

                       GERARD KLAUER MATTISON & CO., INC.

--------------------------------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                            ITEM                               AMOUNT
                            ----                              --------
SEC registration fee........................................  $  5,665
NASD filing fee.............................................     2,538
Nasdaq National Market listing fee..........................    17,500
Blue Sky fees and expenses..................................    10,000
Printing and engraving expenses.............................    60,000
Legal fees and expenses.....................................    75,000
Accounting fees and expenses................................   100,000
Transfer Agent and Registrar fees...........................     5,000
Miscellaneous expenses......................................    11,297
                                                              --------
          Total.............................................  $287,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Invivo has included in its Certificate of Incorporation, as amended, and its Bylaws provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the General Corporation Law of the State of Delaware (the "DGCL").

     Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by each in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant director, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Invivo has entered into Indemnification Agreements with its directors and certain key officers pursuant to which Invivo is generally obligated to indemnify its directors and such officers to the full extent permitted by the DGCL as described above.

     Invivo maintains insurance for its directors and officers indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

     The Underwriting Agreement (Exhibit 1.01) provides for indemnification by the Underwriters of Invivo, its directors and officers, and by Invivo of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), and affords certain rights of contribution with respect thereto.

ITEM 16. EXHIBITS.


    NUMBER                      DESCRIPTION OF DOCUMENT
    ------                      -----------------------
     1.01     Form of Underwriting Agreement*
     3.01     Restated Certificate of Incorporation of the Registrant*
     3.02     Restated By-Laws of the Registrant(1)
     4.01     Form of Common Stock Certificate(1)
     5.01     Opinion of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
              A Professional Corporation, as to the validity of the issues of the shares registered hereby*
    10.01     Sensor Control Corporation 1986 Incentive Stock Option Plan
              and 1986 Non-statutory Stock Option Plan, as amended(2)
    10.02     Indemnity Agreement(1)
    10.03     SafetyTek 1994 Stock Option Plan(3)
    10.04     Share purchase agreement dated as of January 5, 1990 by and between Data-Design Laboratories and Sensor Control
              Corporation(4)
    10.05     Stock purchase agreement dated January 14, 1991 between G.C.
              Industries Inc. and Sensor Control Corporation(5)
    10.06     Asset purchase agreement dated June 21, 1991 by and between
              Electronic Safety Products Inc. and Sensor Control
              Corporation(6)
    10.07     Stock purchase agreement dated December 31, 1992 by and
              between Invivo Research Inc. and SafetyTek Corporation(7)
    10.08     Real Estate Unconditional Guaranty dated January 21, 1993 by and between First Union National Bank of Florida and
              SafetyTek Corporation(8)
    10.09     First Amendment to Stock Purchase Agreement dated July 1,
              1993 and related Stock Pledge Agreement dated July 1, 1993 by and between Invivo Research Inc. and SafetyTek
              Corporation(9)
    10.10     Lease between Lincoln-Whitehall Realty LLC and SafetyTek
              Corporation for the 5696 Stewart Ave. Fremont, CA
              facility(10)
    10.11     Construction Loan Agreement between Invivo Research and
              First Union Bank dated July 31, 1996(11)
    10.12     Credit Agreement between Wells Fargo Bank and Invivo Corp.
              dated October 6, 1998(12)
    10.13     First Amendment to Credit Agreement between Invivo Corp. and
              Wells Fargo Bank dated November 1, 1998(12)
    10.14     Stock Option Agreement with Walden Management Corporation
              Pension Fund for the Benefit of George S. Sarlo***/****
    11.01     Statement regarding computation of per share earnings****

    NUMBER                      DESCRIPTION OF DOCUMENT
    ------                      -----------------------
    23.01     Consent of Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
              A Professional Corporation (included in Exhibit 5.1)*
    23.02     Consent of KPMG LLP**
    24.01     Powers of Attorney (included on signature page)****


---------------

    * To be filed by amendment.

   ** Filed herewith.

  *** Compensatory plan or management contract.


 **** Previously filed.


 (1) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 28, 1990. (File No. 0-15963)

 (2) Incorporated by reference to corresponding Exhibit included with Registrant's Form 8-K filed January 28, 1991. (File No. 0-15963)

 (3) Incorporated by reference to corresponding Exhibit included with Registrant's Form S-8 filed January 27, 1995. (File No. 33-88798)

 (4) Incorporated by reference to corresponding Exhibit included with Registrant's Registration Statement on Form S-1 filed on December 23, 1991. (File No. 33-44623)

 (5) Incorporated by reference to corresponding Exhibit included with Registrant's Amended Registration Statement on Form S-1 filed on February 5, 1992. (File No. 33-44623)

 (6) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed March 13, 1992. (File No. 0-15963)

 (7) Incorporated by reference to corresponding Exhibit included with Registrant's Form 8-K filed January 14, 1993. (File No. 0-15963)

 (8) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 24, 1993. (File No. 0-15963)

 (9) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed November 1, 1993. (File No. 0-15963)

(10) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed May 15, 1996. (File No. 0-15963)

(11) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 27, 1996. (File No. 0-15963)


(12) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed November 12, 1998. (File No. 0-15963)

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 17th day of February, 1999.


                                          INVIVO CORPORATION

                                          By:      /s/ JAMES B. HAWKINS
                                             -----------------------------------
                                                      James B. Hawkins
                                                President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                              TITLE                   DATE
                ---------                              -----                   ----
                    *                       Chairman of the Board        February 17, 1999
------------------------------------------
             Ernest C. Goggio

           /s/ JAMES B. HAWKINS             President, Chief Executive   February 17, 1999
------------------------------------------  Officer and Director
             James B. Hawkins               (Principal Executive
                                            Officer)

                    *                       Chief Financial Officer      February 17, 1999
------------------------------------------  (Principal Financial and
              John F. Glenn                 Accounting Officer)

                    *                       Director                     February 17, 1999
------------------------------------------
             George S. Sarlo

                    *                       Director                     February 17, 1999
------------------------------------------
             Laureen DeBuono

                    *                       Director                     February 17, 1999
------------------------------------------
                Roger Susi



             *By: /s/ JAMES B. HAWKINS

             ------------------------------

                   James B. Hawkins,

                    Attorney-in-Fact

                     EXHIBIT INDEX


                                                                    SEQUENTIALLY
                                                                      NUMBERED
    NUMBER                  DESCRIPTION OF DOCUMENT                     PAGE
    ------                  -----------------------                 ------------
     1.01     Form of Underwriting Agreement*.....................
     3.01     Restated Certificate of Incorporation of the
              Registrant*.........................................
     3.02     Restated By-Laws of the Registrant(1)...............
     4.01     Form of Common Stock Certificate(1).................
     5.01     Opinion of Howard, Rice, Nemerovski, Canady, Falk &
              Rabkin, A Professional Corporation, as to the
              validity of the issues of the shares registered
              hereby*.............................................
    10.01     Sensor Control Corporation 1986 Incentive Stock
              Option Plan and 1986 Non-statutory Stock Option
              Plan, as amended(2).................................
    10.02     Indemnity Agreement(1)..............................
    10.03     SafetyTek 1994 Stock Option Plan(3).................
    10.04     Share purchase agreement dated as of January 5, 1990
              by and between Data-Design Laboratories and Sensor
              Control Corporation(4)..............................
    10.05     Stock purchase agreement dated January 14, 1991
              between G.C. Industries Inc. and Sensor Control
              Corporation(5)......................................
    10.06     Asset purchase agreement dated June 21, 1991 by and
              between Electronic Safety Products Inc. and Sensor
              Control Corporation(6)..............................
    10.07     Stock purchase agreement dated December 31, 1992 by
              and between Invivo Research Inc. and SafetyTek
              Corporation(7)......................................
    10.08     Real Estate Unconditional Guaranty dated January 21,
              1993 by and between First Union National Bank of
              Florida and SafetyTek Corporation(8)................
    10.09     First Amendment to Stock Purchase Agreement dated
              July 1, 1993 and related Stock Pledge Agreement
              dated July 1, 1993 by and between Invivo Research
              Inc. and SafetyTek Corporation(9)...................
    10.10     Lease between Lincoln-Whitehall Realty LLC and
              SafetyTek Corporation for the 5696 Stewart Ave.
              Fremont, CA facility(10)............................
    10.11     Construction Loan Agreement between Invivo Research
              and First Union Bank dated July 31, 1996(11)........
    10.12     Credit Agreement between Wells Fargo Bank and Invivo
              Corp. dated October 6, 1998(12).....................
    10.13     First Amendment to Credit Agreement between Invivo
              Corp. and Wells Fargo Bank dated November 1,
              1998(12)............................................
    10.14     Stock Option Agreement with Walden Management
              Corporation Pension Fund for the Benefit of George
              S. Sarlo***/****....................................
    11.01     Statement regarding computation of per share
              earnings****........................................

                                                                    SEQUENTIALLY
                                                                      NUMBERED
    NUMBER                  DESCRIPTION OF DOCUMENT                     PAGE
    ------                  -----------------------                 ------------
    23.01     Consent of Howard, Rice, Nemerovski, Canady, Falk &
              Rabkin, A Professional Corporation (included in
              Exhibit 5.1)*.......................................
    23.02     Consent of KPMG LLP**...............................
    24.01     Powers of Attorney (included on signature
              page)****...........................................


---------------

    * To be filed by amendment.

   ** Filed herewith.

  *** Compensatory plan or management contract.


 **** Previously filed.


 (1) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 28, 1990. (File No. 0-15963)

 (2) Incorporated by reference to corresponding Exhibit included with Registrant's Form 8-K filed January 28, 1991. (File No. 0-15963)

 (3) Incorporated by reference to corresponding Exhibit included with Registrant's Form S-8 filed January 27, 1995. (File No. 33-88798)

 (4) Incorporated by reference to corresponding Exhibit included with Registrant's Registration Statement on Form S-1 filed on December 23, 1991. (File No. 33-44623)

 (5) Incorporated by reference to corresponding Exhibit included with Registrant's Amended Registration Statement on Form S-1 filed on February 5, 1992. (File No. 33-44623)

 (6) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed March 13, 1992. (File No. 0-15963)

 (7) Incorporated by reference to corresponding Exhibit included with Registrant's Form 8-K filed January 14, 1993. (File No. 0-15963)

 (8) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 24, 1993. (File No. 0-15963)

 (9) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed November 1, 1993. (File No. 0-15963)

(10) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed May 15, 1996. (File No. 0-15963)

(11) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-K filed September 27, 1996. (File No. 0-15963)


(12) Incorporated by reference to corresponding Exhibit included with Registrant's Form 10-Q filed November 12, 1998. (File No. 0-15963)